SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549

                                                     FORM 20-F

                   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                                      OF THE SECURITIES EXCHANGE ACT OF 1934
                                                        OR
                      [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                                          SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to
Commission file number

                           Independent Energy Holdings, plc
                         (Exact name of Registrant as specified in its charter)

                                            England & Wales
                                 (Jurisdiction of incorporation or organization)

         43 Dominion Court, Station Road, Solihull, West Midlands, U.K.  B91 3RT
                                       (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
               Title of each                              Name of each exchange
                   class                                   on which registered
                     None


Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                   American Depository Shares
                                                     (Title of Class)
                                                     None
                                                     (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                                     None
                                                     (Title of Class)

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

         Yes _____  No   X

Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17   X     Item 18 ____
                 -----

Background

         The Company is engaged in the business of generating and marketing electricity in the United Kingdom. Pursuant to the Electricity Act 1989, the electric power industry in the United Kingdom was deregulated over several stages with complete deregulation as to generation and marketing to be effective April 1, 1998. The Company holds 12 on-shore petroleum licenses in the UK, covering 454,670 net acres, with proven gas reserves of 6.0 billion cubic feet ("BCF"). As of September 30, 1997, the Company had 1 generating station with total capacity of 1 MW, with 4 stations with 26 MW total capacity scheduled to be on line by February 1998. The majority of the Company's electricity supply is purchased from the Electricity Pool of England and Wales (the "Pool") of which the Company is a member. The Company primarily markets electricity to business customers in the United Kingdom.

         Independent Energy Holdings plc (the "Company") was incorporated in England and Wales on March 12, 1996 as a public company with limited liability under the Companies Act 1985, as amended, under the name Coincity plc. Effective April 17, 1996, the Company changed its name to Independent Energy Holdings, plc. The Company was formed to operate as a holding company for the operations of its wholly-owned subsidiary, Independent Energy UK Limited ("Independent Energy"). On April 16, 1996, and effective as of May 31, 1996, the Company and Independent Energy entered into a share exchange agreement in connection with the listing of the Company's Ordinary Shares on the Alternate Investment Market of the London Stock Exchange ("AIM"). Upon listing on AIM, the Company acquired Independent Energy by issuing 8,124,600 Ordinary Shares in exchange for the 40,623 outstanding shares of Independent Energy. On May 16, 1996 the Company completed a private placement of 1,772,524 Ordinary Shares and a placement of 3,227,476 Ordinary Shares, all at a price of 100p per share. Trading on AIM commenced on May 31, 1996.

         Independent Energy was incorporated in England on March 15, 1995 to consolidate three related companies: International Petroleum Services Company ("IPSCO"), Eukan Energy Limited ("EUKAN"), and Elswick Petroleum Limited ("Elswick").

         IPSCO was formed in April 1991 to provide both onshore production services to the oil and gas operators in the United Kingdom and acquire onshore oil and gas licenses. On April 24, 1994, IPSCO sold its oil and gas production service assets to its principal competitor.

         Eukan was formed in May 1992 and became a 95% owned subsidiary of IPSCO to secure ownership of onshore petroleum licenses in the UK with the objective of developing gas reserves and, in turn, generating electricity for sale. Between 1992 and 1995 Eukan acquired interests in ten licenses.

         Elswick was formed in September 1992 to acquire from Eukan a 40% interest in a license close to the Village of Elswick and to develop the license by funding the stimulation and testing of the Elswick I gas well.

         In order to rationalize the license interests for future funding, Independent Energy was formed in March 1995 to acquire the whole of the share capitals of IPSCO and Elswick by way of a share exchange which was effected on April 7, 1995. In conjunction with the merger, Independent Energy acquired the outstanding minority shareholdings in Eukan and capitalized Eukan's debt by the issuance of ordinary shares. Subsequent to the merger, all the assets and liabilities of IPSCO, Eukan, and Elswick were transferred to Independent Energy which became the operating and sole subsidiary of the Company.

         The principal executive office of the Company is located at 43 Dominion Court, Station Road, Solihull, West Midlands, United Kingdom B91 3RT, telephone 011 44 121 705 1111.

Deregulation of the UK Electricity Market

         The Electricity Act of 1989 deregulated the generation and marketing of electricity. Generation of electricity was completely deregulated upon effectiveness of the Act on April 1, 1990; marketing was phased in commencing with customers of over 1 MW in peak demand per half hour period; and on April 1, 1994 peak demand over 100 KW per half hour period. According to statistics provided by the Pool, there are about 60,000 100 KW or greater peak demand customers in the UK. Effective April 1, 1998, all 2.2 million business and 24 million residential customers in the UK may purchase electricity from any supplier with no price regulation other than a "backstop" price for the residential customer. The Company is licensed by the Office of Electricity Regulation.

         Electric transportation, via underground lines and overhead cables, is provided to all market participants by the National Grid Company and the 12 Regional Electricity Companies ("REC's") at regulated rates and access terms.

         Electricity is available for purchase by all members of the Electricity Pool of England and Wales. The Pool operator (currently the National Grid Company) each day compiles a forecast of demand (plus reserves) for each half hour of the following day based on a number of factors including weather forecasts and previous demand patterns. Every power generator with production of 100 MW or greater is required to sell its generation to the Pool, and correspondingly bids to the Pool to sell its generated volume of electricity, which is priced for each half hour for the following day.

         The Pool compiles and ranks in ascending order the half hourly electricity volumes and prices bid by the generators. Based on this ranking the Pool purchases from the generators in ascending order the total half hour volume of electricity needed to fulfill the Pool's forecasted demand for that period. The price bid which corresponds to the cumulative volume which fulfills the total estimated demanded by the Pool is the price which the Pool pays to all generators ("the Pool price"). Through this marginal cost pricing system the generators are scheduled on or off according to their respective bids.

         The Pool is obligated to purchase all electricity generated by producers of less than 100 MW's, "small generators", at the "Pool price", affording the Company a source of sale for all its generated electricity. Alternatively, "small generators" can bypass the Pool and sell direct to customers. All suppliers purchase electricity from the Pool at the same half-hour price.

         The Company is both a power generator and supplier. The Company has been generating electricity at its Elswick plant since July 1996, and this plant currently generates 1 MW. The majority of the electricity the Company sells is purchased from the Pool.

Electricity Supply and Marketing

         The Company has over 700 customers including government agencies, educational institutions and British businesses. Since the Act provides that until April 1, 1998 the Company can only market to customers with over 100 KW of peak demand, the Company has focused its efforts on establishing company identity. The Company commenced marketing electricity to customers in the greater than 100KW demand market in January 1996.

         The Company has historically targeted its marketing efforts toward the smaller end of the 100KW market, and especially small, single premise businesses at which energy costs do not comprise a material part of their business costs. Following deregulation of the market on April 1, 1998, the Company will also focus its marketing on the upper end of the less-than-100 KW per half hour demand market.

         As of October 31, 1997 the Company had four sales account managers on staff and five independent commissioned sales agents. Currently the Company is increasing its marketing efforts to attack the additional 2.2 million small business customers who become available with the final stage of deregulation in April 1998. The

Company obtains lists of companies on a commercial basis which it analytically reviews and sorts for use as direct mail leads. Additionally the Company is contracting with a minimum of 50 commission only agents as a front line sales force which will supplement targeted direct mail and telesales campaigns.

         The Company is currently the largest independent supplier of electricity in the UK, other significant suppliers having been created from companies created from the former nationalized electricity industry: National
Power, PowerGen, Nuclear Electric, Scottish Power, Scottish Hydro Electric and the 12 RECs. See "Competition."

         In the year ended June 30, 1997 the Company's power sales were (pound)11.1 compared to (pound).2 million in the six month period ended June 30, 1996. As of September 30, 1997 the power supply contracts for the year ended June 30, 1998 are (pound)46 million for 1,100 GWH (gigawatt hours).

Electricity Generation

         Since July 1996 the Company's Elswick 1 MW plant has been in operation. By February 1998 the Company will have completed the installation of three additional plants, one 8 MW plant at Trumfleet in Yorkshire, and one 9 MW plant at Caythorpe in Yorkshire. The Company anticipates that it will install an additional plant of 8 MWs at a fourth location resulting in 26 MWs total capacity.

         The electricity generation plants are comprised of 3,000 to 4,000 horsepower gas fired internal combustion engines turning generators. Electricity connections are made with the local grid network providing a source of distribution to the Company's customers. Fuel for three of the generation sites is provided from the Companies' gas production, and a fourth site, currently under negotiation, will utilize purchased gas produced in the process of coal extraction. The plants are reasonably portable and can be relocated at the time of economic depletion of gas reserves at the generation site, or in some cases plants in the proximity to the regional gas network can be operated utilizing purchased gas.

         The Company's power generation costs are lower than, and are expected to continue to be lower, than the historical cost of Pool electricity. In addition, the management believes that an internal source of electricity generation will enable the Company to forecast its costs with more certainty and lessen the risks of market fluctuation. At this time the Company has no firm commitments to develop additional generation plants.

         The Company owns 12 onshore petroleum license covering 454,670 net acres. Two are located in the Lancashire Plain in Northwest England, two in Yorkshire in Northeast England, two in the Midlands in Central England, and six in the Weald Basin of Southern England. The Company has, over the years, developed the exploration potential on a number of these licenses. It is the Company's intent to form strategic alliances with others in order that the exploration potential can be evaluated through drilling at no significant cost to the Company. To date no such alliances have been formed.

Employees

         As of October 31, 1997, the Company had 32 employees or consultants, including 6 administrative, 16 sales, and 10 persons related to power generation and gas resources. The Company anticipates increasing marketing staff significantly in preparation for complete deregulation in April 1998.

Hedging

         The price of Pool electricity is dependent upon the generator's competitive bids accepted by the Pool. Weather and generating plant availability have the potential to disrupt power supplies. The Company typically sells to customers under one-year fixed price contracts. In order to protect itself from fluctuations in Pool prices and fix its sales margins at favorable prices, the Company has purchased hedging instruments for varying portions of its projected sales. Hedging instruments for the Pool are available from a large number of generators, traders and others.

Competition

        The Company is currently to the knowledge of management the largest independent retail power supplier in the United Kingdom. All of the Company's competitors are better established with longer operating histories and generally better access to capital. The Company competes on the basis of service and price, and is typically awarded contracts based on competitive bids. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to markets than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect the Company's business, operating results or financial condition. Further, as a strategic response to changes in the competitive environment, the Company may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on the Company's business, operating results or financial condition.

Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

        This Form 20-F contains certain forward -looking statements as defined in Section 21E of the Securities Exchange Act of 1934 with respect to the financial condition and results of operation of the Group and certain of the plans and objectives of the Board with respect thereto. Such statements in this Form 20-F include, but are not limited to, statements under "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations." By their nature, forward looking statements in this Form 20-F could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, speak only as of the date hereof.

Item 2.          Description of Property

        In November 1997 the Company moved its headquarters in Solihull to 6,000 square feet of office space leased for (pound)11,410 per month. The lease expires in November 2002. The Company also leases 1,750 square feet of office space in Maidenhead for its resource offices, for (pound)2,500 per month. The lease expires in April 1999. Both of the leases may be extended at the Company's option.

        See Item 1 - "Business - Electricity Generation" for a description of gas licenses and generation plants.

Item 3. Legal Proceedings.

                 Not Applicable.

Item 4. Control of Registrant

        The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 10% of the Company common stock, and by all of the Company's directors and executive officers as a group as of September 30, 1997. The address of each person is care of the Company unless noted.

                                                                                   Percentage
               Name of                           Number of                       of Outstanding
             Stockholder                      Shares Owned(1)                     Common Stock

         Burt H. Keenan(2)                      3,027,500                             16.6%
         Jerry W. Jarrell(3)                      303,100                              1.7%
         John Sulley(4)                           420,000                              2.3%
         William E. Evans(5)                      450,800                              2.5%
         Robert Jones(6)                          360,000                              2.0%
         Roy Deakin(7)                            118,200                               .7%
         David May(8)                             100,000                               .6%
         All officers and directors as
          a group (7 persons)(9)                4,779,600                             24.4%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security) and includes the ownership of a security through corporate, partnership, or trust entities. In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
(2)      Includes 645,400 shares issuable upon exercise of options held by Mr.
 Keenan.
(3)      Includes 122,800 shares issuable upon exercise of options held by Mr.
 Jarrell.
(4)      Includes 360,000 shares issuable upon exercise of options held by Mr
 Sulley.
(5)      Includes 445,200 shares issuable upon exercise of options held by Mr.
 Evans.
(6)      Includes 300,000 shares issuable upon exercise of options held by Mr.
 Jones.
(7)      Includes 50,000 shares issuable upon exercise of options held by Mr.
 Deakin.
(8)      Includes 50,000 shares issuable upon exercise of options held by Mr.
 May.
(9) Includes 1,973,400 shares issuable upon exercise of options held by the named executive officers and directors.

Item 5.  Nature of Trading Market

         The Company's Ordinary Shares have been listed on the Alternative Investment Market of the London Stock Exchange since June 7, 1996. There currently exists no U.S. trading market for the Ordinary Shares. AIM is a market designed primarily for emerging or smaller companies and facilitates capital raising by such companies. Although regulated and monitored by the London Stock Exchange, the listing and other requirements for AIM companies differ from, and are generally less demanding than, those of the Official List of the London Stock Exchange.

         More than 230 companies are traded on AIM. Trading volume on AIM is substantially less than that on the principal national securities exchanges in the U.S. or on the Official List of the London Stock Exchange. The liquidity of securities traded on AIM is much less than that of companies listed on more established exchanges. The Company is registering its American Depository Shares ("ADSs") in the United States in this Registration Statement. The Bank of New York has agreed to act as Depository for the American Depository Receipts ("ADRs"), with each ADR representing 2 Ordinary Shares.

                                                    Sales Price
                                                 (pence per share)
                                                  High          Low

                  April 1, 1996-
                  June 30, 1996              115.0          106.0

                  July 1, 1996-
                  September 30, 1996         108.0           83.5

                  October 1, 1996-
                  December 31, 1996           89.5           57.5

                  January 1, 1997-
                  March 31, 1997              69.5           57.5

                  April 1, 1997-
                  June 30, 1997               92.5           72.5

                  July 1, 1997-
                  September 30, 1997         124.5           87.5


         As of October 17, 1997, there were approximately 442 holders of Company Ordinary Shares of which 9,634,691, or 54% of the total outstanding shares, were held of record by persons with United States addresses.

         On November ___, 1997 at the close of business, the AIM closing price for the Shares was _____p per Share.

         The average daily trading volume for the Shares during the year ended December 31, 1996 was 14.959 Shares and during the period from January 1, 1997 through October 31, 1997 was 14.920 Shares.

         The Company currently does not intend to pay cash dividends for the foreseeable future but intends to retain such funds for the use in its business.

         Holders on the applicable record dates of Shares and ADSs will be entitled to receive payment in full, subject to applicable withholding taxes, of any dividends declared in respect of subsequent years.

Item 6.  Exchange Controls and Other Limitations Affecting Security Holders

         There are currently no U.K. foreign exchange control restrictions on the payment of dividends on the Ordinary Shares to non-resident holders. There are currently no limitations on the rights of nonresident or foreign owners to hold or vote the Ordinary Shares, imposed by U.K laws, the Articles of Association or Memorandum of Association of the Company.

Item 7.  Taxation

US Federal Income Tax and Uk Tax
Consequences to persons who are owners of ADSs and Shares

         The following generally summarizes the principal U.S federal and U.K. tax consequences of the purchase, ownership and disposition of ADSs evidenced by ADRs and, except as provided explicitly below, Shares, to citizens or residents of the US. for U.S. federal income tax purposes (who are not also resident or, in the case of the individuals ordinarily resident, in the U.K. for U.K tax purposes), corporations or partnerships created or organized under the laws of the United States or any state thereof, estates the income which is subject to U.S. federal income taxation regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration and control of the trust and on or more of the United States fiduciaries have the authority to control all substantial decisions of the trust (collectively "U.S. Holders").

         The statements regarding the U.S. and U.K tax laws set out below (i) are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this Registration Statement and are subject to any changes in the U.S. or the U.K. law, or on the interpretation thereof by the relevant taxation authorities or in the double taxation conventions between the United States and the United Kingdom (the "convention"), occurring after such date, (ii) are based in part, on representations of the Depository, and (iii) assume that each obligation in the Deposit Agreement and any related Agreement will be performed in accordance with its terms.

         The summary is of a general nature only and does not discuss all aspects of U.S. and U.K. taxation that may be relevant to a particular investor. This summary deals only with ADRs held as capital assets and does not address special classes of purchasers, such as dealers in securities, U.S Holders whose functional currency is not the U.S. dollar and certain U.S. Holders (including, but not limited to, insurance companies, tax exempt organizations, financial institutions and persons subject to the alternative minimum tax) who may be subject to special rules not discussed below. In particular, the following summary does address the tax treatment of U.S. Holders who own, directly or by attribution, 10% or more of the Company's outstanding voting share capital.

PROSPECTIVE PURCHASERS OF ADSs ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAl TAX CONSEQUENCES AS WELL AS WITH RESPECT TO THE U.K. TAX CONSEQUENCES AND TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE OWNERSHIP OF ADSs AND THE SHARES REPRESENTED THEREBY APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

         For purposes of the conventions and the United States Internal Revenue Code of 1986 (the "Code"), U.S. Holders will be treated as the owners of the Shares represented by ADSs evidenced by ADRs.

Taxation of Dividends

         Under existing law, the Company will be required when paying a dividend in respect to the shares to account to the U.K Inland Revenue for a payment known as advance corporation tax ("ACT"). Under current U.K. law, the rate of ACT is equal to one-quarter of the amount of the dividend. Dividends carry a tax credit equal to one-quarter of the cash dividend, amounting to 20% of the sum of the cash dividend paid and the associated tax credit. The tax credit will be available to offset a U.K. resident individual's liability to U.K. income tax in respect of the dividend, and may if the U.K. resident is a non-tax payer, be reclaimed from the U.K. Inland Revenue in cash. A basic rate taxpayer will have no further liability to tax on the dividend, but a higher rate tax payer will be subject to an additional tax liability on the difference between the higher rate tax liability and the value of the tax credit. U.K. resident trustees of discretionary trusts liable to account for income tax at 34% on the trust's income may also be required to account for additional tax. A U.K. resident corporate shareholder will not normally be liable to U.K. corporation tax on any dividend received from the Company and will be entitled to offset the related ACT on the dividend against ACT due on its own qualifying distributions. From April 6, 1999 the treatment for tax credits will change. Dividends will carry a tax credit of one-ninth of a cash dividend. Although the credit will be available to offset a UK resident individual's liability to UK income tax in respect of the dividend the tax credit will not be refundable.

         An eligible U.S. Holder (as defined below) is entitled under the Convention relating to income taxes (the "Income tax Convention") and current U.K. law to claim from the U.K. Inland Revenue a refund (a "Treaty Payment") for an amount equal to the amount of the tax credit to which an individual resident in the U.K. for U.K. tax purposes would have been entitled had he received the dividend (the Tax Credit Amount"), subject to a U.K. withholding tax of 15% of the sum of the dividend paid and the related Tax Credit Amount. For example, assuming continuance of the Tax Credit Amount at the rate of 20/80ths of the amount of the dividend, a dividend payment of 80p to such an eligible U.S Holder would generally entitle the Eligible U.S Holder to a Treaty Payment of 5p (a Tax Credit Amount of 20p, reduced by 15% of the sum of the dividend and the Tax Credit Amount, or 15p) from the U.K. Inland Revenue giving a total realization of 85p (before applicable U.S. taxes). After April 5, 1999 because of the reduction of tax credits in the UK, as outlined above, there will be no refund of tax to shareholders with a less than 10% share interest in the Company.

         For purposes of this Registration Statement, the term "eligible U.S. Holder" means a U.S. Holder that is a beneficial owner of an ADS and of the cash dividend paid thereon and that satisfies the following conditions: the U.S. Holder (i) is an individual or a corporation resident in the U.S. for purposes of the Income tax Convention (and, in the case of corporation, is not also resident U.K. for UK tax purposes, (ii) is not a corporation which, alone or together with one more associated corporations, controls, directly or indirectly, 10% or more of the voting shares of the Company, (iii) holds the ADSs in a manner which is not effectively connected with a permanent establishment in the U.K. through which such U.S. Holder carries on business or with a fixed base in the U.K from which such U.S. Holder performs independent personal services. (iv) under certain circumstances, is not an investment or holding company 25% or more of the capital of which is owned, directly or indirectly, by persons that are not individuals resident in, and are not nationals of the U.S., (v) under certain circumstances, is not exempt from federal income tax on dividend income in the U.S and (vi) under certain circumstances, does not own 10% or more of the Shares.

         A U.S. Holder that is a U.S partnership, trust or estate, may be entitled under the Income Tax Convention to receive a Treaty Payment in respect of a dividend paid by a the Company , but only to the extent that the income tax derived by such partnership , trust or estate is subject to U.S. Tax as the income of a U.S. resident either in its hands or in the hands of its partners or beneficiaries, as he case may be.

         For U.S. federal income tax purposes, the gross amount of a dividend plus the Tax Credit Amount (i) will be included in gross income by an Eligible U.S. Holder (at the dollar value of the dividend payment, on the date of the receipt by the depository, regardless of whether the dividend is converted into dollars) and (ii) will be treated as foreign source dividend income to the extent paid out of current accumulated earnings and profits as determined for federal income tax purposes. Subject to certain limitations, the 15% U.K. withholding tax will be treated as a foreign income tax eligible for direct credit against such Eligible U.S. Holder's federal income taxes. For purposes of the Foreign tax credit limitations, dividends distributed by the Company will generally distribute "passive income" or, in the case of certain Holders, "financial services income." The consequences of these limitations will depend on the nature and sources of each U.S. Holder's income and the deduction appropriately allocated or apportioned thereto. No dividends received deduction will be allowed with respect to dividends paid by the Company. If dividends paid by the Company were to exceed its current and accumulated earnings and profits as determined for federal income tax purposes, such excess would be treated as a non-taxable return of capital to the extent of the U.S Holders adjusted basis in the ADSs, and any excess would be treated as capital gain.

         The Company may make arrangements with the U.K. Inland Revenue (the "H Arrangements") which will permit the applicable Treaty Payments to be paid to certain Eligible U.S. Holders at the same time as, and together with, cash dividends paid by the Company in respect of ADSs. The H Arrangements, which operate in respect of dividends paid on shares of U.K. companies that are represented by ADSs evidenced by ADRs, are implemented at the discretion of the U.K. Inland Revenue and may be amended or revoked. The H Arrangements generally apply to Eligible U.S. Holders other than (i) estates or trusts any of the beneficiaries of which are not resident in the U.S., (ii) investment or holding companies 25% or more of the capital of which is owned, directly or indirectly, by persons who are not individuals resident in, or nationals of, the U.S., (iii) persons (other than certain pension funds) exempt from U.S. federal income tax with respect to cash dividends paid on the Shares, (iv) persons owning 10% of more of the Shares, and (v) certain business and investment trusts. To claim the benefit of the H Arrangements, (i) the registered holder must complete the declaration on the reverse of the dividend check confirming the eligible U.S. Holder's entitlement to the Treaty Payment and present the check for payment within three months from the date of issue of the check of (ii) in the case of ADRs held through The Depository Trust Company ("DTC"), the broker-dealer or bank-member of DTC which holds the ADRs on behalf of the Eligible U.S. Holder must complete a declaration as to the conditions entitling the Eligible U.S. Holder to the Treaty Payment.

         If the H Arrangements are not made with the U.K. Inland Revenue at the time an Eligible U.S. Holder receives a distribution from the Company, or if the H Arrangements are made at such time but an Eligible U.S. Holder does not qualify for the benefits of such arrangements, such Eligible U.S. Holder must, in order to obtain a Treaty Payment, file a claim for the Treaty Payment in the manner described in U.S. Internal Revenue Service Revenue Procedure 80-18, 1980-1 C.B. 623 and Revenue Procedure 81-58, 1981-2 C.B. 678. Claims for such payments must be made within six years of the U.K. year of assessment (generally April 5 in each year) in which the related dividend was paid. The first claim for a tax credit under these procedures is made by sending the appropriate U.K. form in duplicate to the Internal Revenue Service Center with which the Eligible Holder's last U.S. income tax return was filed. Forms may be obtained from the Internal Revenue Service, Assistant Commissioner (International), 950 L'Enfrant Plaza South, S.W., Washington, D.C. 20219; Attention: Taxpayer's Service Division. Because a claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim by a claimant after the first claim should be filed directly with the Financial Intermediaries and Claims Office, Fitz Roy House, P.O. Box 40, Nottingham, England, NG2 IBD.

Taxation of Capital Gains

       A. U.S. Holder who is not resident or ordinarily resident in the U.K. for U.K. tax purposes will not be liable for U.K. tax on capital gains realized or accrued on the disposal of ADSs unless, at the time of disposal, the ADSs are held in connection with a trade, profession or vocation carried on by such U.S. Holder in the United Kingdom through a branch or agency which constitutes a permanent establishment or fixed base, and the ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation of such branch or agency.

         Upon the sale or other disposition of an ADS, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on such sale or disposition and the U.S. Holder's adjusted tax basis in the ADS. Such gain or loss will be capital gain or loss if the U.S. Holder holds its ADS as a capital asset.

         A U.S. Holder that is liable for both U.K. and U.S. tax on a gain on the disposal of the ADSs will generally be entitled, subject to certain limitations and pursuant to the Income Tax Convention, to credit the amount of U.K. capital gains or corporation tax, as the case may be, paid in respect of such gain against such U.S. Holder's U.S. federal income tax liability in respect of such gain. U. S. Holders should seek professional tax advice to determine their entitlement to credit U.K. tax against their U.S. federal income tax liability.

Estate and Gift Taxes

         An ADR held by an individual U.S. Holder whose domicile is determined to be in the U.S. for purposes of the Estate Tax Treaty and who is not a national of the U.K. will not be subject to U.K. inheritance tax on such individual's death or on a lifetime transfer of the ADR except in certain cases where the ADR (i) is part of the business property of a U.K. permanent establishment of an enterprise of the U.S. or (ii) pertains to a U.K. fixed base used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against U.S. federal estate or gift tax liability for the amount of any tax paid in the U.K. in a case where the ADR is subject to both U.K. inheritance tax and to U.S. federal estate or gift tax. An individual U.S. Holder will be subject to U.S. estate and gift taxes with respect to the ADRs in the same manner and to the same extent as with respect to other types of personal property.

U.K. Stamp Duty ("SD") and Stamp Duty Reserve Tax ("SDRT")

         SDRT at the then-applicable rate arises upon the deposit with the Depositary of the Shares in exchange for ADSs evidenced by ADRs. The current rate of SDRT on the deposit of Shares is 1.5%. In certain cases, U.K. SD could also arise on the deposit and the current rate is (pound)1.50 per (pound)100 (or part thereof). The amount of SDRT payable will be reduced by any SD paid in connection with the same transaction. SDRT will be payable by the Depositary in the first instance. In accordance with the terms of the Deposit Agreement, holders of ADRs must pay an amount in respect of such tax to the Depositary.

         Provided that the instrument of transfer is not executed in the United Kingdom and remains at all subsequent times outside the United Kingdom, no U.K. SD will be payable on the acquisition or transfer of ADSs. Nor will an agreement to transfer ADSs give rise to a liability to SDRT.

         A transfer of Shares by the Depositary or its nominee to the relative ADR holder when the ADR holder is not transferring beneficial ownership will give rise to U.K. SD at the rate of (pound)0.50 per transfer.

         Transfer of Shares, as opposed to ADSs will normally give rise to a charge to U.K. SD at the rate of (pound)0.50 per (pound)100 (or part thereof) of the price payable for the Shares at the time of the transfer or agreement to transfer. SD and SDRT are usually the liability of the purchaser. Where such Shares are later transferred to the Depositary, further SDRT will normally be payable upon the deposit at the rate of 1.5% of the value of the Shares at the time of transfer. In certain cases, U.K. SD could also arise in the transfer at the rate of (pound)1.50 per (pound)100 (or part thereof), subject to the amount of any SDRT being reduced by such SD on the same transaction.

Item 8.  Selected Financial Data

         The following table presents selected financial data of the Company for the last five fiscal years. The Company changed its fiscal year from December 31 to June 30 effective for the period ended June 30, 1996. The information for the fiscal years ended June 30, 1997 and 1996 and December 31, 1995 and 1994 have been audited by Pannel Kerr Forster, Chartered Accountants. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differ in certain significant respects from US generally accepted accounting principles ("US GAAP"). A Summary of the significant differences and reconciliation of profit or the financial year and shareholders' funds is set forth in Notes 30 and 31 of Notes to the Financial Statements. All information is in British pounds sterling. No dividends have been paid or declared to date. This information should be read in conjunction with, and is qualified in its entirety by reference to the financial statements of the company and the notes thereto included elsewhere in the Registration Statement.


                                                    Year ended   Six months
                                                     June 30,     June 30,          Years Ended December 31,
                                                       1997         1996          1995        1994         1993
Statement of Operations Data
U.K. GAAP
Revenue
           - Continuing                       (pound)11,127,164(pound)173,701(pound)4,701 (pound) --   (pound) --
          - Discontinued                                    --            --          --     118,589      452,641
Cost of sales                                        10,872,238      171,448          --     127,327      309,884
Operating expenses                                   1,505,193       497,880      93,773      95,041       88,807
Operating loss - Continuing                          (1,250,267)   (495,627)    (89,072)          --      (7,631)
          - Discontinued                                    --            --          --   (103,779)       61,581
Exceptional items                                           --     (458,066)          --     168,191           --
Interest income (expense) net                           68,674        65,417      24,029       3,275      (1,554)
Income tax expense (credit)                                 --            --     (5,576)       9,000           --
Net (loss) profit                                    (1,181,593)   (888,276)    (59,467)      58,687       52,396
Earnings per ordinary share                             (9.0)p        (9.9)p    (176.8)p      187.4p       165.6p
Weighted average number of
    shares outstanding                               13,129,914    8,981,076      33,641      31,314       31,314

U.S. GAAP(1)
Net (loss) profit                                    (1,369,688)   (998,991)    (59,467)      58,687       52,396
Earnings per ordinary share                            (10.4)p       (11.1)p    (176.8)p      187.4p       165.6p

Balance Sheet Data
U.K. GAAP
Net current assets                                   2,847,024     5,564,593    1,618,535  (527,155)       40,044
Total assets                                         16,851,935    7,995,040    3,053,064  1,123,878      919,804
Long-term creditors                                  5,937,925       830,212          --          --      333,852
Shareholders' funds                                  6,957,569     6,787,015    2,983,728    467,953      409,266

U.S. GAAP(1)
Total assets                                         17,226,966    8,333,378    3,143,144  1,123,878      919,804
Long-term creditors                                  6,611,766     1,279,265      90,080          --      333,852
Shareholders' funds                                  6,658,759     6,676,300    2,983,728    467,953      409,266

(1) See Notes 30 and 31 to the Consolidated Financial Statements for the details on differences between U.K. GAAP and U.S. GAAP.

Exchange Rates

         The Company's financial statements are prepared in, and the Shares are denominated in, pounds. In the event the Company pays dividends in the future years, fluctuations in the exchange rate between the pound and the dollar will affect dollar amounts received by holders of ADSs on conversion by the Depositary of any cash dividends paid in pounds on the Shares represented by the ADSs. See "Exchange Rate Information" below and " Item 14 Description of Securities to be Registered." In addition, see " Item 7 - Taxation" for certain information about the taxation of any dividend payments.

         There are currently no U.K. foreign exchange control restrictions on the payment of dividends on the Shares.

         The table below sets forth, for the periods and dates indicated, the exchange rate for the dollar against the pound based on the Noon Buying Rate. Such rates are not used by the Company in the preparation of its consolidated financial statements included in this Registration Statement.


                                                                         Dollar/Pound Exchange Rates
                                                                             (dollar per pound)
                                                               At End        Average
                                                              of Period      Rate(1)        High          Low
Year Ending Dec. 31, 1992............................        $  1.51      $  1.76        $2.00          $1.51
Year Ending Dec. 31, 1993............................           1.48         1.50        1.59           1.42
Year Ending Dec. 31, 1994............................           1.57         1.54        1.64           1.46
Year Ending Dec. 31, 1995............................           1.55         1.58        1.64           1.53
Six Months Ending June 30, 1996......................           1.55         1.53        1.56           1.49
Year Ended June 30, 1997.............................           1.67         1.62        1.71           1.54
July 1, 1997 to October 31, 1997.....................           1.68         1.64        1.68           1.58


(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

Item 9. Management's Discussion and Analysis of Financial Conditions and Results of Operations

         The following discussion is based on the Company's financial statements which are prepared in accordance with UK GAAP. These differ in certain significant respects from US GAAP. The significant differences from US GAAP applicable to the Company are summarized below.

Year Ended June 30, 1997 compared to Six Month Period Ended June 30, 1996

         The Company's turnover for the year ended June 30, 1997 ("Fiscal 1997") was (pound)11,127,164 compared to (pound)173,701 for the six month period ended June 30, 1996 ("Fiscal 1996). The Company commenced sales in January 1996. Contracts for the year ended June 30, 1998 ("Fiscal 1998") are (pound)46 million. The gross profit was 2.3% of turnover in Fiscal 1997, compared to 1.3% of turnover in Fiscal 1996. The difference was primarily caused by Company generation in Fiscal 1997 of 7.1 GWh (3% of turnover) compared to none in Fiscal 1996 and the unit price of electricity purchased through the Pool was lower in Fiscal 1997 than Fiscal 1996.

         Operating expenses in Fiscal 1997 were (pound)1,505,193, or 13.5% of turnover, compared to (pound)497,880 in Fiscal 1996 or 286.6% of turnover. The reduction in operating expenses as a per cent of turnover reflects the increased turnover with much of the operating expenses remaining fixed. Interest income increased in Fiscal 1997 as a result of greater cash on deposit resulting from equity placements and interest expense of (pound)120,397 in Fiscal 1997 resulted from financing of the generation plant in operation which was not in operation in Fiscal 1996.

Liquidity and Capital Resources

         The Company has satisfied its cash needs during the developmental stage from the issuance of share capital and borrowings. During the three years ending June 30, 1997, the Company has raised (pound)7,985,000 net of expenses through three placements of share capital. The Company issued unsecured Loan Notes in June 1997 of (pound)1,400,000 which are repayable in full on December 31, 2002. The construction of the Company's generation plants have been financed through long-term finance leases of (pound)4,383,327 and a long-term loan of US$1,466,455.

         The working capital needs to fund the growth in turnover has been funded through trade debtor financing with a bank facility providing for borrowing 80% of trade debtor balances under which a balance of (pound)648,247 was outstanding at June 30, 1997.

         The Company has contracted capital commitments for the Fiscal 1998 of (pound)5,317,000. The funding for these commitments and the funding for increased turnover in Fiscal 1998 have been provided through financing facilities concluded on September 5, 1997 with its principal bankers, the Barclay Group. The initial facility is for (pound)12.5 million consisting of a (pound)5 million revolving construction facility, a (pound)4 million trade debtor financing, a (pound)3 million letter of credit for security of pool purchases, and a (pound)500,000 overdraft facility. Also the Barclay Group has committed to provide financial needs of the Company as the business grows.

         Also in September 1997 the Company raised (pound)2,500,000 before expenses from the issuance of 2,631,579 Ordinary Shares at 95 pence.

         The Company's management feels the combination of cash provided from the issuance of shares, long term financing and the banking facilities currently in place are adequate to fund its needs for increasing its sales and completing the generation plants planned for Fiscal 1998.

Reconciliation of U.K. GAAP to U.S. GAAP

         The Company's consolidated financial statements are prepared in accordance with U.K. GAAP. There are significant differences between U.K. GAAP and U.S. GAAP.

         The principal difference between U.K. GAAP and U.S. GAAP relevant to the Company occurs with respect to accounting for variable employee share options under the Company's Option Scheme. The Option Scheme provides for grants of options to acquire Shares to substantially all employees of the Company. Under U.K. GAAP, the Company does not recognize compensation cost related to the Option Scheme as described below.

         Under Accounting Principles Board ("APB") No. 25, compensation for services that the Company received as consideration for Shares issued through the Option Scheme are recognized as the difference between the quoted market price of the number of Shares issuable pursuant to options at the measurement date less the aggregate exercise price for Shares issuable pursuant to such options. Compensation cost related to the Option Scheme as determined under U.S. GAAP would have been (pound)188,095 and (pound)110,715 for the periods ended June 30, 1997 and 1996 respectively. There was no compensation cost related to the Option Scheme in 1995, 1994 or 1993.

         The Company's net loss for the periods ended June 30, 1997 and 1996 under U.K. GAAP were ((pound)1,181,593) and ((pound)888,276) respectively. Under U.S. GAAP, the Company would have reported net loss of ((pound)1,369,688) and ((pound)998,991) for the periods ended June 30, 1997 and 1996 respectively. There was no change in the net income or losses reported for 1995, 1994 and 1993.

         Notes 30 and 31 to the Company's consolidated financial statements provide a description of these and other differences between U.K. GAAP and U.S. GAAP.

Item 9A. Quantitative and Qualitative Disclosures about Market Risk

                  Not applicable.

Item 10. Directors and Officers of Registrant.

         The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows. There exists no arrangement or understanding between any named officer or director and any other person pursuant to which he was selected as a director or officer.

        Name                            Age                    Office



     Burt H. Keenan                     58              Chairman and Chief Executive Officer
     Jerry W. Jarrell                   56              Executive Director - Finance
     John Sulley                        47              Executive Director - Commercial
     William E. Evans                   62              Executive Director - Resources
     Robert Jones                       52              Executive Director - Operations
     Roy Deakin                         66              Non-Executive Director
     David May                          62              Non-Executive Director



     Burt H. Keenan has been Chairman and Chief Executive Officer since inception of the Company in April 1991. He has, since 1987, been an associate of Chaffe & Associates, Inc., an investment banking firm located in New Orleans, Louisiana, USA where he has specialized in capital formation for emerging and middle market companies. From 1969 to 1986, Mr. Keenan was the founder, chairman and chief executive officer of Offshore Logistics, Inc. a NASDAQ quoted marine and aviation oil and gas service company operating a fleet of marine service vessels and helicopters worldwide, with assets of over US$200 million and sales exceeding US$180 million. Mr. Keenan received Bachelors and Masters degrees in business administration from Tulane University. He is a director of Telescan, a NASDAQ quoted interactive online information business; of Halter Marine, Inc., an American Stock Exchange listed company engaged in U.S. ship building; and four inactive public companies seeking acquisitions.

     Jerry W. Jarrell has been Executive Director - Finance since inception of the Company in April 1991. He is an expert in the area of operational finance and financial management reporting. He is a private consultant and currently consults to several public and private companies. He was chief financial officer for the Woodson Companies, an oilfield construction company from 1977 to 1990. From 1971 to 1977, he was secretary, treasurer and controller of Offshore Logistics, Inc., a major marine and aviation oil and gas company. Prior to joining Offshore Logistics, he was a certified public accountant with Arthur Andersen & Company between 1966 and 1971. Mr. Jarrell is also a director with Mr. Keenan of four inactive public companies seeking acquisitions. He earned a BS degree in accounting from Louisiana Tech University.

     John Sulley is experienced in all aspects of the electricity generating, distribution, trading, and marketing industry. Prior to joining the Company in December 1995 he was general commercial manager for the Supply Division of Scottish Power plc, where he was responsible for financial operations, strategic and business planning for the supply division and for the electricity trading operations. Prior to joining Scottish Power in 1994, Mr. Sulley was responsible for starting and running direct sales operations in National Power plc. He has over 25 years of experience in the power field, covering engineering, operations, finance, and commercial aspects. Mr. Sulley holds an MBA from Glasgow University, a Masters degree in engineering from UMIST and a BSc. in engineering from Aston University.

     William E. (Ernie) Evans has been Executive Director - Resources since April 1992. He is a consultant geologist-geophysicist with broad managerial experience in exploration, having specialized in the UK onshore oil industry over the past 25 years. He holds a BSc. in geology from Bristol University and a DIC in oil technology from Imperial College, London, where he held a lectureship in petroleum geology for three academic years. Mr. Evans started his career in the petroleum industry in 1958, working for Ultramar in Venezuela and in Western Canada. He became chief geologist of the consulting firm Seabrooke & Associates (later Simon Horizon) and a founder of Energy Resource Consultants. In 1976 he formed Eaglestone Petroleum Limited, which was merged into Blackland Group. Mr. Evans was co-director of Midnight Oil Ltd. which led a bidding group in the 10th UK offshore licensing round. He was an International Chamber of Commerce tribunal member in the NAM-Deilmann dispute over the Groningen Field. As a consultant, he has represented interests in the Dutch offshore petroleum industry.

     Robert Jones joined the Company in April 1996 and is responsible for the commercial development of the Company's licenses. Mr. Jones is a petroleum engineer with 26 years of experience in drilling, field development and production operations, with particular emphasis on operations in the UK. Prior to joining the Company, Mr. Jones was development manager for Perenco Group (formerly Kelt) where he was responsible for drilling and completion operations and field development. Mr. Jones was responsible for the Ryedale gas field and generation development in Yorkshire from the conceptual stage and for the past two years has been responsible for its operations.  Before joining Perenco, Mr.
 Jones was operations manager for Taylor Woodrow Energy Limited with specific responsibility for drilling and production operations onshore UK. Previously he gained extensive experience with major oil companies Shell and Unocal. Mr. Jones holds both a Ph.D. and a BSc. in mining engineering from Nottingham University.

     Roy Deakin has been a director since October 1992. He is Chairman of Southern Geophysical Consultants, a UK company which has provided a geophysical service function to the petroleum exploration industry over the past 25 years. Mr. Deakin was formerly a non-executive chairman of Blackland Oil plc.

     David May has been a director since December 1995. He is a specialist in venture capital companies and currently holds seven other directorships covering a wide range of business interests. He is currently chairman of the Berthon group of companies which was a leader in marina development in the UK. He is a university graduate, a qualified marine engineer, and a naval architect.

Item 11. Executive Compensation of Directors and Officers

In the year ended June 30, 1997 the Company paid (pound)294,678 to all directors and executive officers as a group, for services in all capacities. The Company has a bonus or profit sharing plan but no compensation was paid in fiscal 1997 under this plan. See Note 5 to the Consolidated Financial Statements. In fiscal 1997 the Company accrued no amounts for pension, retirement or similar benefits for its officers and directors.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

The following table sets forth the number of options to purchase Ordinary Shares held by each officer and director. All options expire on January 1, 2001, except as noted.

         Name                      Number of SharesExercise Price



     Burt H. Keenan                    45,400                 31.25 p.
     Burt H. Keenan                   600,000 *                 100 p.
     Jerry W. Jarrell                  22,800                 31.25 p.
     Jerry W. Jarrell                 100,000                   100 p.
     John Sulley                       60,000                    50 p.
     John Sulley                      300,000                   100 p.
     William E. Evans                 150,000                   100 p.
     William E. Evans                 295,200                     1 p.
     Robert Jones                     300,000                   100 p.
     Roy Deakin                        50,000                   100 p.
     David May50,000                         100 p.
     TOTAL                          1,973,400


*These options expire April 28, 2003.

Item 13. Interest of Management in Certain Transactions

         Effective May 31, 1996 the Company acquired all of the 40,623 outstanding ordinary shares of Independent Energy in exchange for 8,124,600 Company Ordinary Shares at the rate of 200 Company Ordinary Shares for each 1 Independent Energy Ordinary Share. In this share exchange, directors and officers received 2,955,600 ordinary shares of the Company or 36.4% of the total ordinary shares issued in the exchange, as follows:

                                     Independent
                                    Energy Shares         Company Shares



     Burt H. Keenan                    12,659                2,531,800
     Jerry W. Jarrell                     900                  180,000
     John Sulley                          300                   60,000
     William Evans                         28                    5,600
     Robert Jones                         300                   60,000
     Roy Deakin                           341                   68,200
     David May250                      50,000


     Total                             14,778                 2,955,600

     The above officers and directors received their Ordinary Shares in Independent Energy in June 1995 either as part of Independent Energy's private placement of 9,309 shares at (pound)200 per share, or as part of the acquisition on April 3, 1995 of IPSCO, Elswick and Eukan. The following table summarizes the share acquisitions of Independent Energy by officers and directors, compared to non-affiliates.

                       Shares PurchasedExchanged     Exchanged       Exchanged
                       in Independent for                for           for           Exchanged for
                       Energy Private  IPSCO         Eukan              Eukan          Elswick
                        Placement       Shares       Shares(1)       Debentures      Shares           TOTAL

Burt H. Keenan                   44        2,840                       9,464(2)            311          12,659
Jerry W. Jarrell                 50          850                                                           900
John Sulley
William Evans                                                28                                             28
Robert Jones
Roy Deakin                       30                                                        311             341
David May
Non-affiliates as a
  group                       9,185       13,610              -          225(3)          3,675          26,695
Totals                        9,309       17,300             28           9,689          4,297          40,623

(1)      Represents shares issued to acquire the 5% of Eukan not owned by IPSCO
(2)      Total debt of (pound)591,520 at (pound)62.50 per share
(3) Non-affiliates total debt of(pound)45,000 at(pound)200 per share, the equivalent share price at a price sold in the Company's placements at the time.

        Mr. William Evans, through Altwood, a corporation controlled by him, owns 4% of the Company's gas licenses (except for Caythorpe). He acquired his
 4% interest as compensation for his work for the Company.

                                                      PART II

Item 14.   Description of Securities

         The following contains certain information concerning the Company's capital structure and related summary information concerning the material provisions of the Company's Memorandum and Articles of Association (Charter) and applicable English law. A copy of the Memorandum and Articles of Association of the Company has been filed as an exhibit to this Registration Statement and is available for inspection as part of that Registration Statement.

General

         The Company's authorized share capital is (pound)280,000 divided into 28,000,000 Ordinary Shares, nominal value 1p each, of which 17,623,027 Ordinary Shares were issued and outstanding as of November 12, 1997.

         The share capital of the Company may be increased, consolidated and divided into shares of larger amounts than the Ordinary Shares, sub-divided into shares of smaller amount than the Ordinary Shares, and unissued Ordinary Shares may be canceled by an ordinary resolution of shareholders in a general meeting of the Company. The share capital of the Company may be reduced by special resolution of shareholders in a general meeting of the Company and confirmation by the English courts. The Company may, with the prior approval of an ordinary resolution of shareholders at a general meeting, purchase its own shares.

Description of Ordinary Shares

         All of the issued and outstanding Ordinary Shares are duly authorized, validly issued and fully paid.

Dividend Rights

         Holders of Ordinary Shares are entitled to receive such dividends as may be recommended by the Board of Directors of the Company and declared by the Company in a general meeting (but no larger dividend may be declared than is recommended by the Board of Directors of the Company, and the Company, in a general meeting may declare a smaller dividend) and such interim dividends as the Board of Directors of the Company may decide.

         The Company or the Board of Directors may fix a date as the record date by reference to which a dividend on the Ordinary Shares will be declared or paid, whether or not it is before the date on which the declaration is made. Any dividend on the Ordinary Shares unclaimed for a period of 12 years from its date of payment shall be forfeited and shall revert to the Company. No dividend on an Ordinary Share will bear interest.

Rights in Liquidation

         Subject to the rights attached to any shares issued on special terms and conditions, upon any liquidation or winding up of the Company, after all debts and liabilities of the Company and the expenses of the liquidation have been discharged, any surplus assets will be divided among the holders of Ordinary Shares in proportion to their holdings after deducting any amounts remaining unpaid in respect of such shares.

Notification of Interest in Shares

         Section 198 of the Companies Act of 1985 obliges any person (subject to exception) who acquires an interest of 3% or more in the Ordinary Shares to notify the Company of his interest within two business days following the day on which the obligation to notify arises. After the 3% level is exceeded, similar notification must be made in respect of whole percentage figure increases or decreases, rounded down to the next whole number. For the purposes of the notification obligation, the interest of a person in the shares means any kind of interest in shares (subject to certain exceptions) including any shares (i) in which his spouse or his child or stepchild, is interested, (ii) in which a corporate body is interested where either (a) that corporate body or its directors are accustomed to act in accordance with that person's directions or instructions, or (b) that person controls one third or more of the voting power of that corporation body, (or (iii) in which another party is interested where the person and that other party are parties to a "concert party" agreement under
Section 204 of the Companies Act 1985 and any interest in

Shares is in fact acquired by any one of the parties pursuant to the agreement. A "concert party" agreement is an agreement which provides for one or more parties to it to acquire interests in shares of a particular company and imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests.

         In addition, Section 212 of the Companies Act 1985 enables the Company, by notice in writing, to require a person whom the Company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interest in shares to confirm that fact or (as the case may be) to indicate whether or not that is the case, and where he holds or has during the relevant time held an interest in the Shares, to give such further information as may be required relating to his interest and any other interest in the shares of which he is aware.

         In addition to the restrictions on the rights attaching to shares imposed by the Companies Act 1985 for non-compliance with Section 212 of that act, the Company's Memorandum and Articles of Association apply additional restrictions. The restrictions imposed or applied can potentially include disenfranchisement, loss of entitlement to dividends and other payments and restrictions on alienability.

Voting Rights and Shareholders Meetings

         Under English law, there are two types of general meeting of shareholders, annual general meetings and extraordinary general meetings. An annual general meeting must be held at least once in each calendar year and not later than 15 months from the previous annual general meeting. At the annual general meeting matters such as the election of directors, appointment of auditors and the fixing of their remuneration, approval of the annual accounts and the directors' report and declaration of dividends are dealt with. Any other general meeting is known as an extraordinary general meeting.

         The Directors may convene an extraordinary general meeting and must convene one if demanded by holders of not less than 10% of the paid-up shares. An annual general meeting and an extraordinary general meeting called to pass a special resolution must be called by at least 21 clear days' notice specifying the place, day and time of the meeting and the general nature of the business to be transacted. No business may be transacted at any general meeting unless a quorum of two persons entitled to vote on the business to be transacted is present in person or by proxy.

         At a general meeting, a simple majority of the votes cast is sufficient to pass an ordinary resolution. A special resolution requires a majority of not less than 75% of the votes of those shareholders as (being entitled to do so) vote in person or by proxy on the resolution in question. A small number of matters relating to variation of the rights attaching to different classes of shares and proceedings in a winding-up require the authority of an extraordinary resolution, which requires the same majority as a special resolution.

         Subject to the restrictions referred to in the following paragraph, at a meeting of shareholders every holder of shares who (being an individual) is present in person or (being a corporation) is present by a representative or proxy not being himself a member shall have one vote on a show of hands, and on a poll (which can be demanded by the Chairman of the meeting, not less than three shareholders present in person or by proxy having the right to vote at the meeting, a holder or holders of Shares or his or their proxy representing not less than 10% of the total voting rights of all shareholders having the right to attend and vote at the meeting by a holder or holders of shares or his or their proxy conferring a right to attend and vote at the meeting on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right), every holder of Shares present in person or by proxy shall have one vote for every share held.

         A holder of shares shall not be entitled (save as a proxy for another member) to be present or vote at any general meeting:

         (a) in respect of any Shares held by him in relation to which he or any other person appearing to be interested in those Shares has been served with a notice under Section 212 of the Companies Act 1985, requiring him to provide information in accordance with that section and containing a statement that upon failure to supply such information before the expiry of a period specified in the notice (which may not be less than 28 days) the registered holder of the Shares is not entitled to vote in respect of those Shares, and the person on whom such notice was served fails to supply the information within the specified period; or

         (b) unless all amounts presently payable by him in respect of such Shares have been paid.

         All or any of the rights or privileges attached to the shares may, subject to certain provisions of the Companies Act 1985, be varied either with the consent in writing of the holders of 75% in nominal value of the issued shares or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of shares, but not otherwise.

Transfer of Shares

         The instrument of transfer of a share may be in any usual form or in any other form of which the Directors approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The Directors may, in their absolute discretion without giving any reason therefor, refuse to register the transfer of a share which is not fully paid provided that any such refusal will not prevent dealings in the shares on AIM from taking place on an open and proper basis. The Directors may decline to register a transfer to person known to be a minor, bankrupt or person who is mentally disordered at a pateint for the purpose of any statute relating to mental health. Subject thereto, the Articles of Association contain no restrictions on the registration of transfers of fully paid shares provided that all stamp duty payable thereon has been paid and the transfers are accompanied by any certificate for the shares and such other evidence (if any) as the Directors may require to prove the title of the intending transferor or his right to transfer the shares and is the case of a transfer to joint holders, and to no more than four such joint holders. The register of members may be closed at such times and for such periods as the Directors may determine not exceeding thirty days in each year.

Issue of Additional Shares

         Subject to the provisions of the Companies Act 1985, the authorized but unissued shares are at the disposal of the Directors who may issue, grant options over or otherwise dispose of them to such persons and on such terms as they deem fit.

         By virtue of Section 80 of the Companies Act 1985, the Directors may not, subject to limited exceptions in respect of employee share schemes, exercise any power to issue shares (or grant any right to subscribe for or convert other securities into shares) unless they have been authorized to do so by an ordinary resolution. Any such authority must state the maximum amount of shares which may be issued under it and the date on which it will expire, which must not be more than five years from the date the resolution is passed. On October 21, 1997 an ordinary resolution was passed authorizing the Directors pursuant to Section 80 of the Companies Act 1985 to exercise all the powers of the Company to issue shares up to a nominal amount of (pound)136,086, being the whole of the authorized but unissued share capital, for its period of five years.

         If Shares are to be issued for cash, Section 89 of the Companies Act 1985, requires, subject to limited exceptions in respect of employee share schemes, such shares first be offered to existing holders of shares in proportion to their holdings. However, Section 95 of the Companies Act 1985 provides that in certain circumstances the directors of a company may by special resolution be given power to issue shares as if Section 89 did not apply. On October 21, 1997 a special resolution was passed disapplying the provisions of
Section 89 in respect of the issue of shares in connection with a rights issue and otherwise in respect of the issue of shares up to an aggregate nominal amount of (pound)65,000, such authority to expire at the conclusion of the next annual general meeting of the Company or if earlier, fifteen months from the passing of that resolution.

Registrar and Transfer Agent

         The registrar and transfer agent for the Ordinary Shares is Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6DA England, United Kingdom.

         There are no restrictions under the Company's Memorandum and Articles of Association or under English Law that limit the rights of persons not resident in the United Kingdom, as such, to hold or to vote shares.

Description of American Depository Receipts

The following is a summary of the material provisions of the Deposit Agreement (including any exhibits thereto, the "Deposit Agreement") among the Company, the Depositary and the registered Holders from time to time of the ADRs issued thereunder. A copy of the Deposit agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is part and which is available for inspection as part of that Registration Statement. In addition, copies of the Deposit agreement are available for inspection at the principal office of the Depositary in New York (the "Principal New York Office"), which is presently located at _______, New York, New York _____. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

         ADRs evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive one Share deposited under the Deposit Agreement (together with any additional Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Shares, the "Deposited Securities") with the Custodian, currently the London office of The Bank of New York (together with any successor or successors thereto, the "Custodian"). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders.

Deposit, Transfer and Withdrawal

         In connection with the deposit of Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it: (i) a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons designated in such order an ADR or ADRs evidencing the number of ADSs representing such deposited Shares (a"Delivery Order"); (ii) proper endorsements or duly executed instruments of transfer in respect of such deposited Shares; (iii) instruments assigning to the Custodian or its nominee any distribution on or in respect of such deposited Shares or indemnity therefor; and, (iv) proxies entitling the Custodian to vote such deposited Shares until the shares are registered in the name of the Custodian or its nominee. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to the form of ADR, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Depositary or its nominee or the Custodian or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly contemplated in the Deposit Agreement.

         After any such deposit of Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian, the Depositary, subject to the terms and conditions of the Deposit Agreement, shall execute and deliver at the Transfer Office which is presently located at the Principal New York Office, to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evidencing the aggregate ADSs to which such person is entitled.

         Subject to the terms and conditions of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (i) Shares in form satisfactory to the Custodian;
(ii) rights to receive Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Share ownership or transactions: or,
(iii) other rights to receive Shares (until such Shares are actually deposited pursuant to (i) or (ii) above, "Pre-released ADRs") only if (a) Pre-released
ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute "Deposited Securities"), (b) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient
(1) owns such Shares, (2) assigns all beneficial right, title and interest therein to the Depositary, (3) holds such Shares for the account of the Depositary and (4) will deliver such Shares to the Custodian as soon as practicable and promptly upon demand therefor and (c) all Pre-released ADRs evidence not more than 20% of all such ADSs. The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing

Shares, the Depositary may accept deposits together with other specified instruments for forwarding to the Custodian and may deliver ADRs at a place other than its office. Every person depositing Shares under the Deposit Agreement represents and warrants that such Shares are validly issued and outstanding, fully paid, nonassessable and free of pre-emptive rights, that the person making such deposit is duly authorized so to do and that such Shares (i) are not "restricted securities" as such term is defined in Rule 144 under the Securities Act unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (ii) have been registered under the Securities Act. Such representations and warranties shall survive the deposit of Shares and issuance of ADRs.

         Subject to the terms and conditions of the Deposit Agreement, upon surrender of an ADR in form satisfactory to the Depositary at the Transfer Office, the Holder thereof is entitled to delivery at the Custodian's office of the Deposited Securities at the time represented by the ADSs evidenced by such ADR. At the request, risk and expense of the Holder thereof, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder. Notwithstanding any other provision of the Deposit Agreement or the ADR, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction ___ of Form 20-F (as such instructions may be amended from time to time) under the Securities Act.

Distributions on Deposited Securities

         Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute by mail to each Holder entitled thereto on the record date set by the Depositary therefor at such
Holder's address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder's ADRs.

         Cash Any dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in the Deposit Agreement ("Cash"), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and (iii) deduction of the Depositary's expenses in (1) converting any foreign currency to dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or dollars to the U.S. by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

         Shares (i) Additional ADRs evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares (a "Share Distribution") and (ii) dollars available to it resulting from the net proceeds of sales of Shares received in a Share Distribution, which Shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash;

         Rights (i) Warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Shares or rights or any nature available to the Depositary as a result of a distribution on Deposited Securities ("Rights"), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse); and

         Other Distributions (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights ("Other Distributions"), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash.

         Such dollars available will be distributed by checks drawn on a bank in the U.S. for whole dollars and cents (any fractional cents being withheld without liability for interest and added to future Cash distributions).

         To the extent that the Depositary determines in its discretion that any distribution is not practicable with respect to any Holder, the Depositary may make such distribution as it so determines is practicable, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property) or the retention thereof as Deposited Securities with respect to such Holder's ADRs (without liability for interest thereon or the investment thereof).

         There can be no assurance that the Depositary will be able to effect any currency conversion or to sell or otherwise dispose of any distributed or offered property, subscription or other rights, Shares or other securities in a timely manner or at a specified rate or price, as the case may be.

Disclosure of Interests

         To the extent that the provisions of or governing any Disposed Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADRs agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary's compliance with any Company instructions in respect thereof, and, in the Deposit Agreement, the Depositary has agreed to use reasonable efforts to comply with such Company instructions.

         Notwithstanding any provision of the Deposit Agreement, by being a Holder of an ADR, each such Holder agrees to provide such information as the Company may request in a disclosure notice (a "Disclosure Notice") given pursuant to the United Kingdom Companies Act 1985 (as amended from time to time and including any statutory modification or reenactment thereof, the "Companies Act") or the Articles of Association of the Company. In the Deposit Agreement each Holder acknowledges that it understands that failure to comply with a Disclosure Notice may result in the imposition of sanctions against the holder of the Shares in respect of which the non-complying person is or was, or appears to be or has been, interested as provided in the Companies Act and the Articles of association which currently include, the withdrawal of the voting rights of such Shares and the imposition of restrictions on the rights to receive dividends on and to transfer such Shares. In addition, in the Deposit Agreement each Holder agrees to comply with the provisions of the Companies Act with regard to the notification to the Company of interests in Shares, which currently provide, inter alia, that any Holder who is or becomes directly or indirectly interested (within the meaning of the Companies Act) in 3% or more of the outstanding Shares, or is aware that another person for whom is holds such ADRs is so interested, must within two business days after becoming so interested or so aware (and thereafter in certain circumstances upon any change to the particulars previously notified) notify the Company as required by the Companies Act.

Record Dates

         The Depositary may, after consultation with the Company, if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such Holders shall be so entitled.

Voting of Deposited Securities

         As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, the Depositary shall mail to Holders a notice stating (i) such information as is contained in such notice and any solicitation materials,
(ii) that each Holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs and (iii) the manner in which such instruction may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted (or to grant a discretionary proxy to a person designated by the Company to vote in accordance with (iii) above) the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs in accordance with such instructions. The Depository will not itself exercise any voting discretion in respect of any Deposited Securities.

Inspection of Transfer Books

         The Deposit Agreement provides that the Depositary will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times will be open for inspection by the Holders and the Company for the purpose of communication with Holders in the interest of the business of the Company or a matter related to the Deposit Agreement.

Reports and Other Communications

         The Depositary shall make available for inspection by Holders at the Transfer Office any reports and communications received from the Company which are both (i) received by the Depositary as the holder of the Deposited Securities and (ii) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to the Holders copies of such reports when furnished by the Company. Any such reports and communications furnished to the Depositary by the Company shall be furnished in English.

         On or before the first date on which the Company makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary and the Custodian a copy of the notice thereof (in English) in the form given or to be given to holders of Shares or other Deposited Securities. The depositary will, at the Company's expense, arrange for the prompt mailing of copies thereof to al Holders. In connection with any registration statement under the Securities Act relating to the ADRs or with any undertaking contained therein, the Company and the Depositary shall each furnish to the other and to the Commission or any successor governmental agency such information as shall be required to make such filings or comply with such undertakings. The Company has delivered to the Depositary, the Custodian and any Transfer Office, a copy of all provisions of or governing the Shares and any other Deposited Securities issued by the Company or any affiliate of the Company and, promptly upon any change thereto, the Company shall deliver to the Depositary, the Custodian and any Transfer Office, a copy of such provisions as so changed. The Depositary and its agents may rely upon the Company's delivery thereof for all purposes of the Deposit Agreement.

Changes Affecting Deposited Securities

         Subject to the terms and conditions of the Deposit Agreement, the Depositary may, in its discretion, amend the form of ADR or distribute additional or amended ADRs (with or without calling the ADRs for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and, in the Deposit Agreement, the Depositary is authorized to surrender any Deposited Securities to any person and to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend the ADR or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS shall automatically represent its pro rata interest in the Deposited Securities as then constituted.

Amendment and Termination of Deposit Agreement

         The ADRs and the Deposit agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive the Deposited securities represented thereby, except in order to comply with mandatory provisions of applicable law.

         The Depositary may, and shall at the written direction of the Company, terminate the Deposit Agreement and the ADRs by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs, except to advise Holders of such termination, receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn. as soon as practicable after the expiration of six months from the date so fixed for termination, the depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders not theretofore surrendered. Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the depositary and its agents.

Charges of Depositary

         The Depositary may charge each person to whom ADRs are issued against deposits of Shares including deposits in respect of Share Distributions, Rights and Other Distributions and each person surrendering ADRs for withdrawal of Deposited Securities, $5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement) and (iv) expenses of the Depositary in connection with the conversion of foreign currency into dollars (which are paid out of such foreign currency).

Liability of Holders for Taxes

         If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to the ADRs, any
Deposited Securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the Holder thereof to the Depositary. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination thereof or, subject to the terms and conditions of the Deposit Agreement, any withdrawal of such Deposited Securities until such payment is made. The Depositary may also deduct from any distributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the Holder thereof any party or all of such Deposited Securities (after attempting by reasonable means to notify the Holder thereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder thereof remaining liable for any deficiency, and shall reduce the number of ADSs evidenced thereby to reflect any such sales of Deposited Securities. In connection with any distribution to Holders, the Company will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Company; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or the Custodian. If the Depositary determines that any distribution in property other than cash (including Shares or rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the depositary may dispose of all or a portion of such property in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto.

General Limitations

         The ADRs provide that the Depositary, the Company, their agents and each of them shall: (i) incur no liability (a) if any present or future law, regulation or any country or of any governmental or regulatory authority or stock exchange, the provisions of or governing any Deposited Security, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provides shall be done or performed by it, or (b) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADRs; (ii) assume no liability except to perform its obligations to the extent they are specifically set forth in the ADRs and the Deposit Agreement without gross negligence or bad faith; (iii) be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs; or (iv) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person believed by it to be competent to give such advice or information. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. The Company has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary has agreed to indemnify the Company against losses incurred by the Company to the extent such losses are due to the negligence or bad faith of the Depositary. Notwithstanding the foregoing, no disclaimer of liability under the Securities Act is intended by any provision of the ADRs.

         Prior to the issue, registration, registration or transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or, subject to the terms and conditions of the Deposit Agreement, the withdrawal of any Deposited Securities, the Company, the Depositary or the Custodian may require: (i) payment with respect thereto of (a) any stock transfer or other tax or other governmental charge, (b) any stock transfer or registration fees in effect for the registration of transfers of Shares or other Deposited Securities upon any applicable register, and (c) any applicable charges as provided in the Deposit Agreement; (ii) the production of proof satisfactory to it of (a) the identity and genuineness of any signature and (b) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and the ADRs, as it may deem necessary or proper; and (iii) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The issuance of ADRs, the acceptance of deposits of Shares, the registration, registration of transfer, split-up or combination of ADRs or, subject to the terms of the Deposit Agreement, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR register for Deposited Securities is closed or when any such action is deemed advisable by the Depositary or the Company.

Governing Law

         The Deposit Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

Bank of New York

         The Depositary is The Bank of New York, a New York banking corporation, which has its principal office located in New York, New York. The Bank of New York is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

                                                      PART IV

Item 17/18

         Financial Statements

         The following financial statements are included herein:

         Consolidated Statement of Operations for the year ended June 30, 1997, for the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994.

         Consolidated Balance Sheets as of June 30, 1997 and 1996 and December 31, 1995 and 1994.

         Consolidated Cash Flow Statements for the year ended June 30, 1997, for the six months ended June 30, 1996 and the years ended December 31, 1995 and 1994

         Notes to the Consolidated Financial Statements

                                                    SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   November 28, 1997                      INDEPENDENT ENERGY HOLDINGS, PLC



                                          By:  /s/ Burt H. Keenan
                                         Chairman and Chief Executive Officer

         The undersigned depository signs this registration statement with regard to the description of the ADRs and the Depository Shares.

Dated:   November __, 1997                      BANK OF NEW YORK, as Depository


                                       By: (NOT SIGNED)



                                                   Exhibit Index

1.       Memorandum and Articles of Association (P)

2.       Accession Agreement to the Pooling and Settlement Agreement (P)

3. Carried Interest Agreement between Independent Energy UK Limited and Altwood Petroleum Limited dated May 21, 1996 (P)

4.       Hive-up Agreement dated May 14, 1996 between Eukon Energy Limited and
          Independent          Energy UK Limited (P)

5. Hive-up Agreement dated May 14, 1996 between Elswick Petroleum Limited and Independent Energy UK Limited (P)

6. Second Tier License to Supply Electricity for Independent Energy UK Limited dated March 7, 1996 (P)

7. Loan Note Instrument dated June 30, 1997 by the Company with respect to (pound)3,000,000 10% unsecured Notes due 2002 (P)

8. Warrant Instrument dated June 30, 1997 by the Company with respect to 300,000 Warrants to purchase ordinary shares.(P)

9. Credit Agreement dated September 5, 1997 between the Company, Independent Energy UK Limited Barclays Bank PLC and several lenders (P)

10.      Master Equipment Lease Agreement dated April 19, 1996 between Machinery
           Acceptance Corporation and Independent Energy UK Limited (P)

11.      Form of Depository Agreement with Bank of New York with respect to
           American Depository Receipts (P)



                                                        29
                                          Independent Energy Holdings plc

                                    Index to Consolidated Financial Statements




                                                                                                               Page

Statement of Directors' Responsibilities..................................................................     F-2
Report of Independent Public Accountants..................................................................     F-3
Consolidated  Statements of Operations for the years ended December 31, 1994 and
1995, six months ended June 30, 1996
and year ended June 30, 1997..............................................................................     F-5
Consolidated Balance Sheets as of December 31, 1994
and 1995 and as of June 30, 1996 and 1997.................................................................     F-6
Consolidated  Cash Flow  Statements  for the years ended  December  31, 1994 and
1995, six months ended June 30, 1996
and year ended June 30, 1997..............................................................................     F-7
Notes to the Consolidated Financial Statements ...........................................................     F-8

                               Independent Energy Holdings plc and Subsidiaries
                                     Report of Independent Public Accountants

To the Board of Directors and the Shareholders of Independent Energy Holdings plc:

We have audited the consolidated balance sheet of Independent Energy Holdings plc and its subsidiary undertakings as of June 30, 1997 and the related consolidated statements of operations and cash flows for the year ended June 30, 1997.

As detailed in note 2 to the consolidated financial statements, the consolidated statement of operations, and cash flows for the six months ended June 30, 1996 have been prepared on a pro forma basis. We have audited all the financial statements of the companies whose statements of operations and cash flows are reflected in the pro forma financial statements. We have reviewed the basis of preparation of the pro forma consolidated statements of operations and cash flows for the six months ended June 30, 1996. We have audited the consolidated balance sheet of Independent Energy Holdings plc as of June 30, 1996.

We have audited the consolidated balance sheets of Independent Energy UK Limited and its subsidiary undertakings as of December 31, 1994 and 1995 and the related consolidated statements of operations and cash flows for each of the two years ended December 31, 1995.

As described on page F-2, financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom, which are substantially the same as auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the consolidated balance sheet of Independent Energy Holdings plc and subsidiaries as of June 30, 1997 and 1996, and the consolidated balance sheet of Independent Energy UK Limited and its subsidiaries as of December 31, 1995 and 1994, in accordance with generally accepted accounting principles in the United Kingdom. In our opinion, the financial statements present fairly, in all material respects, the consolidated statements of operations and cash flows for the group and its predecessors for the year ended June 30, 1997, and the two years ended December 31, 1995 and 1994, in accordance with generally accepted accounting principles in the United Kingdom.

In our opinion the statements of operations and cash flow of the companies which comprise the pro forma financial statements for the six months ended June 30, 1996 are presented fairly in accordance with generally accepted accounting principles in the United Kingdom. In our opinion the pro forma statement of operations and cash flows for the six months ended June 30, 1996 are presented fairly in accordance with the assumptions detailed in note 2.

Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net results, shareholders' equity and cash flows for the financial year ended June 30, 1997, six months ended June 30, 1996 and two years ended December 31, 1995 and 1994, to the extent summarised in notes 30 and 31 to the consolidated financial statements.






Pannell Kerr Forster
Chartered Accountants and Registered Auditors


November 26, 1997
Nottingham, England

                                          Independent Energy Holdings plc
                                     Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the report of Independent Public Accountants set out on page F-3, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the consolidated financial statements.

The Directors are required by UK company law to prepare financial statements for each fiscal period that give a true and fair view of the state of affairs of the Company and the Group as at the end of the fiscal period and of the profit or loss of the Group for that period.

The Directors confirm that suitable accounting policies have been used and applied consistently, and that reasonable and prudent judgements and estimates have been made in the preparation of the financial statements. The Directors also confirm that applicable accounting standards have been followed and that the financial statements have been prepared on a going concern basis.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

[GRAPHIC OMITTED][GRAPHIC OMITTED]



                                          Independent Energy Holdings plc
                                            and Subsidiary Undertakings

                                       Consolidated Statements of Operations

                                               ---------------------------------------------------------------   ----------------
                                                  IEH plc consolidated                               IEU Ltd consolidated

                                                                  Pro forma
                                           Year ended               Six months
All amounts stated in pounds sterling        June 30,              ended June 30,                     Year ended December 31,
except per share data        Note               1997                     1996                      1995                     1994
                            ------   ---------------------   -----------------------    ---------------------  ---------------------

Turnover - Continuing         4                 11,127,164                   173,701                    4,701                     -

        - Discontinued        4                        -                         -                        -                 118,589

Cost of sales                                  (10,872,238)                 (171,448)                     -                (127,327)
                                      ---------------------   -----------------------    --------------------- ---------------------

Gross profit                                       254,926                     2,253                    4,701                (8,738)

Administrative expenses                         (1,505,193)                 (497,880)                 (93,773)              (95,041)
                                      ---------------------   -----------------------    --------------------- ---------------------

Operating loss- Continuing    4                 (1,250,267)                 (495,627)                 (89,072)                    -

    - Discontinued            4                        -                         -                        -                (103,779)

Exceptional items             9                        -                    (458,066)                     -                 168,191

Interest income               7                    189,071                    65,417                   24,029                 4,081

Interest expense              7                   (120,397)                      -                        -                    (806)
                                     ---------------------   -----------------------    ---------------------   --------------------

(Loss)/profit on ordinary activities

before taxation               8                 (1,181,593)                 (888,276)                 (65,043)               67,687

Tax on loss on ordinary activities                     -                         -                      5,576                (9,000)
                                     ---------------------   -----------------------    ---------------------  ---------------------

Retained (loss)/profit for the period           (1,181,593)                 (888,276)                 (59,467)                58,687
                                     =====================   =======================    =====================  =====================



Adjusted earnings per share:10
Diluted                                               (7.4)p                    (7.6)p                 (149.9)p               187.4p
Undiluted                                             (9.0)p                    (9.9)p                 (176.8)p               187.4p



Movements on reserves are set out in note 19.

There are no material difference between results calculated on an historical cost basis and those reported above.

The results for the period reflect all recognised gains and losses.

The accompanying notes are an integral part of these financial statements.



                                                   Independent Energy Holdings plc
                                                     Consolidated Balance Sheet

                                                          ------------------------------------------   ----------------------------
                                                           IEH plc consolidated                        IEU Ltd consolidated
                                                                 June 30,                June 30,                      December 31,
All amounts stated in pounds sterling  Note              1997                  1996                   1995                 1994
                                   ------------  --------------------   -------------------   --------------------  ----------------

Fixed Assets

Intangible assets                     11                1,544,689               897,184                657,757             341,157

Tangible assets                       12                8,503,781             1,155,450                707,436             653,951



Current Assets

Debtors:

amounts due within one year            14                4,880,460               301,048                 54,688              40,469

Investment                             13                      -               4,300,154                    -                   -

Cash at bank and in hand                                 1,923,005             1,341,204              1,633,183              88,301
                                              --------------------   -------------------   --------------------  ------------------

                                                         6,803,465             5,942,406              1,687,871             128,770

Creditors

Amounts falling due within one year     15              (3,956,441)             (377,813)               (69,336)           (655,925)
                                              --------------------   -------------------   --------------------  ------------------



Net current assets                                       2,847,024             5,564,593              1,618,535            (527,155)
                                              --------------------   -------------------   --------------------  ------------------



Total Assets less Current Liabilities                   12,895,494             7,617,227              2,983,728             467,953

Creditors

Amounts falling due after more          16              (5,937,925)             (830,212)                    -                   -
than one year
                                              --------------------   -------------------   --------------------  ------------------



Net Assets                                               6,957,569             6,787,015              2,983,728             467,953
                                              ====================   ===================   ====================  ==================



Capital and Reserves

Called up share capital                 18                  149,914               131,248                 40,623            464,977

Capital reserve                         19                     -                     -                   543,946                -

Share premium account                   19                8,044,482             6,711,001              2,524,143             68,493

Profit and Loss account                 19               (1,236,827)              (55,234)              (124,984)           (65,517)
                                               --------------------   -------------------   --------------------  ------------------

                                               --------------------   -------------------   --------------------  ------------------



Shareholders' Funds                     20                6,957,569             6,787,015              2,983,728             467,953
                                               ====================   ===================   ====================  ==================







                             The  accompanying  notes  are an  integral  part of
these financial statements.



                                         Independent Energy Holdings plc
                                        Consolidated Cash Flow Statements

                                          -------------------------------------------    -----------------------------------------
                                                      IEH plc consolidated                          IEU Ltd consolidated

                                                                       Pro forma
                                               Year ended             Six months
                                             June 30,                 ended June               Year ended December 31,
                                                                         30,

All amounts stated in pounds sterling           1997                   1996                   1995                  1994
                                       --------------------   --------------------    -------------------   -------------------

Reconciliation of operating (losses) to net cash
(outflow) from operating activities



         Operating (loss)                 (1,250,267)              (495,627)               (89,072)             (103,779)

         Depreciation, amortisation

         and result on asset sales           146,991                  3,875                  2,858                39,674

         Changes in debtors               (3,931,165)              (246,360)               (14,219)               139,467

         Changes in creditors              2,695,153                229,938                  8,437             (112,454)

         Exchange movements                  (39,535)                23,693                   -                     -
                                --------------------   --------------------    -------------------   -------------------

         Net cash outflow from operating

         activities                       (2,378,823)              (484,481)               (91,996)              (37,092)
Returns on investments and servicing of finance

         Interest received                   189,071                 41,724                 24,029                 4,081

         Interest paid                       (80,862)                   -                      -                    (806)
                                --------------------   --------------------    -------------------   -------------------

                                             108,209                 41,724                 24,029                 3,275

Taxation

         Tax paid                                  -                      -                 (3,424)                  -



Capital expenditure

       Purchase of tangible fixed assets  (3,759,500)                   -                  (56,343)             (425,744)

       Purchase of intangible fixed assets         -               (212,199)              (316,600)              (95,302)

       Sale of tangible fixed assets               -                  6,000                   -                  354,196
                                --------------------   --------------------    -------------------   -------------------

                                          (3,759,500)              (206,199)              (372,943)             (166,850)

Management of liquid resources

    Purchase of commercial paper                   -            (4,300,154)                   -                     -

    Sale of commercial paper               4,300,154                   -                      -                     -
                                 --------------------   --------------------    -------------------   -------------------

                                           4,300,154            (4,300,154)                   -                     -

Financing

  Proceeds from exercised share warrants          -                      -                   32,101                  -

  Issue of ordinary share capital          1,352,147               5,000,000              1,906,621                  -

  Less issue costs                               -                 (305,520)                   -                     -

  Issue of loan notes                      1,400,000                   -                      -                     -

  Debt due within one year

                  New loans                        -                      -                 50,494               286,026

                  Loan repayments                  -                      -                   -                 (33,852)

 Capital element of finance lease repayments(440,386)               (37,349)                   -                     -
                                --------------------   --------------------    -------------------   -------------------

                                           2,311,761              4,657,131              1,989,216               252,174

(Decrease)/increase in cash in the period
                                              581,801              (291,979)             1,544,882                51,507
                                 ====================   ====================    ===================   ===================



                             The  accompanying  notes  are an  integral  part of
these financial statements.

                                               Independent Energy Holdings plc
                              Notes to the Consolidated Financial Statements


1        Nature of Business and Organisation

Independent Energy Holdings Plc and subsidiary undertakings ("the Group") generates and markets electricity, currently only operating in the United Kingdom. All amounts throughout this document are stated in pounds sterling unless otherwise specified.

2        Changes in Capital Structure and Implications Upon the Consolidated
 Financial Statements

As a result of the changes in capital structure the basis of preparation and consolidation of the Independent Energy business reported in the Consolidated Financial Statements is not consistent between each of the reporting periods. In order to illustrate the complete trading history of the business, the principle applied in reporting the profit and loss accounts and cash flows of the business is to depict the trade for each period irrespective of capital structure.

Year ended June 30, 1997

Independent Energy Holdings plc ("IEH plc") is the reporting entity. IEH plc and its subsidiary undertakings are consolidated using the acquisition method.

Six months ended June 30, 1996

IEH plc is the reporting entity. On January 1, 1996 Elswick Petroleum Limited ("Elswick") and Eukan Energy Limited ("Eukan") agreed to transfer their assets and liabilities to Independent Energy UK Limited ("IEU Ltd") for a total consideration of (pound)2. On that date, Elswick and Eukan were sold to Mr B H Keenan, Chairman at net asset value.

In addition IEU Ltd acquired all the assets and assumed all liabilities of International Petroleum Services Company ("IPSCo") for nil consideration; IPSCo was subsequently removed from the Company Register of the State of Delaware.

The fair values of assets acquired were as follows:-

                                                                                                                         Fair value
                                                                         Book value               Revaluation          to the Group

             Fixed Assets

             Intangible                                                        657,757                   -           657,757

             Tangible                                                          657,956                 (460,983)     196,973



             Current Assets

             Debtors                                                              7,139                    -           7,139



             Total Assets                                                     1,322,852                (460,983)      861,869



             Liabilities

             Creditors                                                        (558,176)                    -         (558,176)
                                                                   ----------------------    ---------------------   -----------


                                                                   ----------------------    ---------------------   ------------



             Net Assets                                                         764,676                (460,983)       303,693
                                                                   ======================    =====================



             Consideration                                                                                                  (2)
                                                                                                                     ------------



             Negative Goodwill                                                                                          303,691
                                                                                                                      ===========

                                            Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements

2        Changes in Capital Structure and Implications Upon the Consolidated
Financial Statements (continued)

IEH plc was incorporated on March 12, 1996 as Coincity plc and changed its name on April 17, 1996. On May 31, 1996 IEU Ltd was acquired at net asset value. The consideration was 200 ordinary shares in IEH plc for each share of IEU Ltd (IEU Ltd has an issued share capital of 40,623 (pound)1 ordinary shares) amounting to the issue of 8,124,600 Ordinary Shares of 1p each.

The net asset value of IEU Ltd at May 31, 1996 comprised:


             Intangible assets                                        837,666

             Tangible assets                                          591,977

             Debtors                                                  294,635

             Cash at bank and in hand                                 845,178

             Creditors                                               (421,687)
                                                             -------------------

                                                                    2,147,769
                                                             ===================

The results for the six months depict the consolidated balance sheet of IEH plc and the consolidated profit and loss account that comprises IEU Ltd for the six month period and IEH plc for the month of June. Whilst the application of the principles of acquisition accounting results in IEU Ltd only being consolidated from the date of acquisition (May 31, 1996), this would result in five months trade being excluded from the results reported. The pro forma results detailed in the financial statements depict the position if the acquisition had occurred on January 1, 1996.

Year ended December 31, 1995

IEU Ltd is the reporting entity. IEU Ltd acquired through a merger, effective on April 17, 1995 IPSCo, Elswick and Eukan, such that each company became a 100% owned subsidiary. The aggregate net asset values of the companies acquired were as follows:-


             IPSCo                                                    352,850

             Elswick                                                  251,226

             Eukan                                                    143,028
                                                              ------------------
                                                                      747,104
                                                              ==================


IEU  Ltd  and  its  subsidiary   undertakings  were  consolidated  using  merger
accounting and hence the results of each company for the whole year have been included in the profit and loss account.

Year ended December 31, 1994

IEU Ltd is the reporting entity. As a result of the merger undertaken by IEU Ltd in April 1995 the comparative results for this year have also been consolidated using merger accounting, as though the merger had occurred in 1994.

                                               Independent Energy Holdings plc
                             Notes to the Consolidated Financial Statements

3        Accounting Policies

The financial statements are prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"). A summary of the more important accounting policies, which have been applied consistently, is set out below.

The most significant differences between the accounting principles followed by the Group and generally accepted accounting principles in the United States ("US GAAP") are described in Notes 30 and 31.

a)       Basis of Accounting

These financial statements are prepared under the historical cost convention.

b)       Development

Expenditure on development of production facilities is capitalised to be matched with future revenue.

The cost incurred relates to the development of natural gas fields in order to facilitate commercial production of proven reserves and are included as intangible fixed assets.

c)       Depreciation and Amortisation

Tangible fixed assets are written off over their estimated useful lives on a straight line basis at the following annual rates:

         Plant and machinery   10 per cent on cost less estimated residual value
         Office equipment      33 per cent on cost

Assets in the course of construction are depreciated over their estimated useful lives from the date of completion.

Intangible fixed assets are amortised on a straight line basis over the expected productive life of the related facilities when placed in operation.

d)       Leasing

Assets acquired under finance leases are capitalised and depreciated over their estimated useful lives. The interest element of the finance lease rental payments are charged to the profit and loss account over the life of the lease.

Rentals payable under operating leases are charged to the profit and loss account as incurred.

e)       Turnover

Turnover represents invoiced sales less allowances, trade discounts, and Value Added Tax.

                                                Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

3        Accounting Policies (continued)

f)       Foreign Currency Translation

The translation of foreign currency transactions is dealt with as follows:

(i) non-monetary assets and liabilities at the balance sheet date are translated at the rate ruling on the date on which the transaction occurred; (ii) monetary assets and liabilities at the balance sheet date are translated at the rate ruling at that date; (iii) transactions regarding trading occurring during the period, settled in sterling, are translated at the rate ruling on the date on which the transaction occurred; and (iv) transactions regarding trading occurring during the period, settled in foreign currency, are translated at the average rate.

g)       Deferred Taxation

Tax deferred or accelerated is accounted for in respect of all material timing differences to the extent that it is probable that a liability or asset will crystallise.

4        Segmental Information

The Group have operated in two distinct business segments during the period covered by these Consolidated Financial Statements. The Group were engaged in oil and gas servicing until March 1994 when the majority of the operational assets were sold.

The activities of this segment have been disclosed as a discontinued activity, with the balance sheet as at December 31, 1994 only representing the continuing operation of generating and marketing electricity.

No one customer represents a significant element of turnover.

5        Directors

Directors' Remuneration

               ---------------------------------------------   ------------------------------------------------------------------
                     IEH plc consolidated                                                    IEH  plc consolidated
                                                                                         Year ended June 30, 1997

                                          Pro forma

                   Year                   Six months
                   ended                                                                                                    Pension
                June 30,                     ended June                Salary              Fees              Benefits  contributions
                  1997                      30, 1996
          --------------------    ------------------------   ------------------   --------------    ------------------- ------------

Executive
Directors

B H Keenan                -                         -                    -                    -          -                         -

J W Jarrell               -                         -                    -                    -
                          -                         -

J L Sulley           82,000                    33,343                 66,000              -                    6,100           9,900

W E Evans             5,700                     2,120                     -               -                    5,700               -


Dr R E Jones         74,800                     7,864                60,000               -                    5,800           9,000

Non-
Executive
Directors

R W Deakin           10,600                      13,900                                 10,600                   -                 -
                                                                             -

D O May              11,249                       7,776                                 11,249                   -                 -
                                                                             -
       --------------------    ------------------------   ------------------   --------------    -------------------  --------------
                    184,349                      65,003              126,000           21,849                17,600           18,900

       ====================    ========================   ==================   ==============    ===================  ==============

30 June 1996                                                          36,000            21,676                 7,327               -

                                                           ==================   ==============    ===================    ===========


The directors received no remuneration in the years ended December 31, 1995 and 1994.

                                               Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements


5        Directors (continued)

Directors Interests in Contracts

During the periods the Group received consultancy services from directors. These transactions were in the normal course of trading and amounted to:

                              -----------------------------------------------    -----------------------------------------------
                                        IEH plc consolidated                               IEU Ltd consolidated

                                                         Pro forma
                                 Year                       Six
                                   ended                    months

                                June 30,                   ended                    Year ended December
                                                         June 30,                                  31,

                                  1997                      1996                      1995                     1994
                    ---------------------    ----------------------    ----------------------    ---------------------

B H Keenan                       40,213                    19,933                    -                        -


W E Evans                        44,983                   22,601                   24,000                   14,521

J W Jarrell                      25,133                   13,269                    1,282                    -

J L Sulley                           -                         -                    3,000                   -
                  ---------------------    ----------------------    ----------------------    ---------------------

                               110,329                    55,803                   28,282                   14,521
                 =====================    ======================    ======================    =====================


Directors' Interests

The  beneficial  interests of the Directors in the ordinary  shares of 1p of IEH
Plc are as follows:


                                                                       Date of              June 30,             June 30,
                                                                      Appointment               1997                 1996
                                                                      -----------               ----                 ----



B H Keenan                                                   April 16,                 2,382,100            2,380,000
                                                                1996

J W Jarrell                                                  April 16,                   180,300              180,200
                                                                1996

J L Sulley                                                    April 16,                    60,000              60,000
                                                                1996

W E Evans                                                     April 16,                     5,600                5,600
                                                                1996

Dr R E Jones                                                   April 16,                   60,000               60,000
                                                                1996

R W Deakin                                                      April 16,                   68,200               68,200
                                                                1996

D O May                                                         April 16,                   50,000               50,000
                                                                1996



B H Keenan is a beneficial owner of Leeward Investments Limited, a company which holds 1,742,800 ordinary shares of his total shareholding of 2,382,100 shown above.

The holding of ordinary shares in which R W Deakin is interested is held by Southern Geophysical Pension Fund of which he is a beneficiary.

                                               Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

5        Directors  (continued)

The beneficial interests of the directors in the (pound)1 ordinary shares of IEU Ltd are as follows:


                                                                                     Date of                       December
                                                                                   Appointment                      31, 1995

B H Keenan                                                                              April 4, 1995                 3,196

J W Jarrell                                                                             April 4, 1995                   901

J L Sulley                                                                                December 7,                   250
                                                                                             1995

W E Evans                                                                               April 6, 1995                    28

R W Deakin                                                                              April 2, 1995                   341

D O May                                                                                   December 7,                   250
                                                                                           1995



Due to the changes in capital  structure  of the business in 1995 (refer to Note
2) there are no relevant comparable directors interests relating to 1994.

Directors Interests in Share Options

The Directors interests in share options as of June 30, 1997 and 1996 are as follows:


                                Exercise                    Number of                            Exercisable dates
                                   Price                     shares

B H Keenan                                  31.25p                       45,400               Jan 1, 1997 to Jan 1,
                                                                                               2001

                                             100p                      600,000                Oct 21, 1997 to April 28,
                                                                                               2003

J W Jarrell                                31.25p                       22,800                Jan 1, 1997 to Jan 1,
                                                                                               2001

                                             100p                      100,000               Jan 1, 1999 to Jan 1,
                                                                                               2001

J L Sulley                                    50p                       60,000               Jan 1, 1997 to Jan 1,
                                                                                               2001



                                             100p                      300,000                Jan 1, 1999 to Jan 1,
                                                                                               2001

W E Evans                                      1p                      295,200                May 28, 1996 to Jan 1,
                                                                                               2001

                                             100p                      150,000                Jan 1, 1999 to Jan 1, 2001

R E Jones                                    100p                      300,000                Jan 1, 1999 to Jan 1, 2001

D O May                                      100p                       50,000               Jan 1, 1997 to Jan 1,
                                                                                               2001

R W Deakin                                   100p                       50,000               Jan 1, 1997 to Jan 1,
                                                                                               2001



The Directors interests in share options as of December 31, 1995 are as follows:


                               Exercise                    Number of                            Exercisable dates
                                   Price                     shares

B H Keenan                      (pound)62.50                          227                      Jan 1, 1997 to Jan 1, 2000

                                (pound)200.00                          500                      Jan 1, 1999 to Jan 1, 2001

J W Jarrell                      (pound)62.50                          114                      Jan 1, 1997 to Jan 1, 2001

                                (pound)200.00                          250                      Jan 1, 1999 to Jan 1, 2001

J L Sulley                      (pound)100.00                          300                      Jan 1, 1997 to Jan 1, 2001

                                (pound)200.00                        1,500                      Jan 1, 1999 to Jan 1, 2001

W E Evans                         (pound)1.00                        1,476                          June 1, 1995 to Jan 1,
                                                                                               2001

                                (pound)200.00                          750                           Jan 1, 1999 to Jan 1,
                                                                                               2001



No granted options have been exercised nor have any expired.

                                               Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

6        Employees

(a)      Employment costs (including executive directors) consist of:

       -----------------------------------------------    ---------------------------------------------
                                  IEH plc consolidated                              IEU Ltd consolidated
                                           Pro forma
                             Year                       Six
                            ended                    months

                          June 30,                   ended                       Year ended
                                                   June 30,                  December 31,
                             1997                      1996                     1995                     1994
                ---------------------    ----------------------    ---------------------    --------------------

Salaries and wages           503,386                   130,013                  -                       -

Social security costs         49,948                    13,058                  -                       -

Other pension costs           66,216                    17,363                  -                       -
                ---------------------    ----------------------    ---------------------    --------------------

                             619,550                   160,434                  -                       -
                =====================    ======================    =====================    ====================


(b)      The average number employed during the periods were:

                       -----------------------------------------------    ----------------------------------------------
                                       IEH plc consolidated                               IEU Ltd consolidated

                                                        Pro forma
                                Year                       Six
                                 ended                    months

                               June 30,                          ended                        Year ended
                                                               June 30,                  December 31,

                                  1997                      1996                     1995                    1994
                    ---------------------    ----------------------    ---------------------    ---------------------

Administration and                   2                         1                        6                        8
management

Marketing and development           13                         8                    -                        -

                    ---------------------    ----------------------    ---------------------    ---------------------

                                    15                         9                        6                        8
                    =====================    ======================    =====================    =====================


7        Interest Receivable and Payable and Similar Income and Expense


                         ----------------------------------------------     ---------------------------------------------
                           IEH plc consolidated                              IEU Ltd consolidated

                                                           Pro forma
                                                              Year                      Six
                                      ended                   months
                                     June 30,                 ended                        Year ended
                                                             June 30,                   December 31,
                                     1997                     1996                      1995                     1994
                          --------------------    ----------------------     ---------------------    --------------------

(a)   Interest Receivable and
            Similar Income:

 Interest receivable                    186,431                    41,724                    24,029                4,081

 Gain on currency                       -                          23,693                   -                       -
            conversion
    Other                                2,640                    -                        -                       -
                           --------------------    ----------------------     ---------------------    --------------------

                                       189,071                    65,417                    24,029                   4,081
                           ====================    ======================     =====================    ====================

(b)  Interest Payable and
     Similar Expense:
Interest payable on                     70,417                   -                         -                       -
            loans

Interest - other                        10,445                   -                         -                           806

 Loss on currency                       39,535                    -                         -                       -
       conversion
                           --------------------    ----------------------     ---------------------    --------------------

                                       120,397                   -                         -                           806
                          ====================    ======================     =====================    ====================

                                                 Independent Energy Holdings plc
                               Notes to the Consolidated Financial Statements

8        Profit (loss) on ordinary activities before taxation is stated after charging:

                                                       -----------------------------------------------   ---------------------------
                                                                    IEH plc consolidated                       IEU Ltd consolidated

                                                                                       Pro forma
                                                               Year                       Six
                                                         ended                    months

                                                             June 30,                          ended                      Year ended
                                                                                  June 30,                 December 31,

                                                               1997                      1996                    1995           1994
                                                       ---------------------    ----------------------   ---------------------------

           Amortisation                                           37,692                   -                       -            -

             Depreciation of owned                                 104,158                     5,681                   2,858  39,674
             assets

             Auditors' remuneration -                               10,500                     9,000                   4,500   1,900
             audit fee

             Auditors' remuneration -                                3,565                   -                       -          275
             other

             Operating lease rentals                               109,039                    28,630                 -             -
                                                       =====================    ======================   =====================  ===


9        Exceptional items

                                                            ----------------------------------------------   -----------------------
                                                                         IEH plc consolidated                       IEU Ltd
                                                                                                               consolidated

                                                                                           Pro forma
                                                                    Year                      Six
                                                              ended                            months

                                                                  June 30,                ended                     Year ended
                                                                                      June 30,                 December 31,

                                                                    1997               1996                   1995             1994
                                                            --------------------    --------------   -------------------  ----------

            Profit on sale of fixed assets                            -             -                     -              164,858

             Profit on sale of subsidiaries                            -           2,917               -                        -


             Discounts on early repayment                              -                          -                        3,333
             of loan

             Permanent diminution in the
             value of assets in the course
             of construction                                              -          (460,983)               -                 -
                                                            --------------------    ----------------------   -------------------

                                                                       -          (458,066)               -               168,191
                                                            ====================    ======================   ===================



10       Earnings per Share

Year Ended June 30, 1997

The calculation of diluted (losses) per share is based on the loss after taxation for the year and upon 15,908,698 weighted average number of ordinary shares in issue, which assumes that the options and warrants amounting to 2,918,400 ordinary shares had been exercised at the date issued.

The calculation of undiluted (losses) per share is based on the loss after taxation for the year and upon 13,129,914 weighted average number of ordinary shares in issue, excluding shares subject to options and warrants.

No dividend is proposed

                                                Independent Energy Holdings plc
                               Notes to the Consolidated Financial Statements



10       Earnings per Share (continued)

Six Months Ended June 30, 1996

The calculation of diluted (losses) per share is based on the loss after taxation for the period and upon 11,759,442 weighted average number of shares in issue, which assumes that the options relating to 2,778,400 ordinary shares had been exercised at the beginning of the period.

The calculation of diluted (losses) per share is based on the loss after taxation for the period and upon 8,981,076 weighted average ordinary shares in issue, excluding shares subject to options.



The calculation of the earnings per share for the six months ended June 30, 1996 assumes the 8,124,600 ordinary shares issued in order to acquire IEU Ltd were effective from January 1, 1996. This is consistent with the consolidated pro forma profit and loss accounts consolidating IEU Ltd for the six months period.

Year Ended December 31, 1995

The calculation of diluted (losses) per share is based on the loss after taxation for the year and upon 39,683 weighted average number of ordinary shares in issue, which assumes that the options and warrants amounting to 6,042 ordinary shares had been exercised at the date issued.

The calculation of undiluted (losses) per share is based on the loss after taxation for the year and upon 33,641 weighted average number of ordinary shares in issue, excluding shares subject to options and warrants.

Year Ended December 31, 1994

The calculation of undiluted earnings per share is based on the loss after taxation for the year and upon 31,314 weighted average number of ordinary shares in issue. These are no shares subject to options or warrants.

11       Fixed Assets - Intangible

Intangible fixed assets are the expenditures related to the acquisition and development of natural gas fields including the applicable interest and overhead costs. The cost is amortised over the estimated productive life of the producing property. The movement in the account during the periods were:

                      ----------------------------------------------   ---------------------------------------------
                                           IEH plc consolidated                            IEU Ltd consolidated

                                            June 30,         June 30,                                  December 31,

Cost                                        1997                     1996                    1995                    1994
                                    ----------------    ---------------------   ---------------------   ---------------------

Beginning of period                         897,184                  657,757                 341,157                 245,855

Additions                                   685,197                  239,427                 316,600                  95,302
                              ---------------------    ---------------------   ---------------------   ---------------------
End of period                             1,582,381                  897,184                 657,757                 341,157
                              =====================    =====================   =====================   =====================

Accumulated amortisation

Beginning of period                         -                        -                       -                        -
Charge for the                               37,692                  -                       -                        -
period
                              ---------------------    ---------------------   ---------------------   ---------------------

End of period                                37,692                  -                       -                        -
                              =====================    =====================   =====================   =====================

Net book value end of period              1,544,689                  897,184                 657,757                 341,157
                              =====================    =====================   =====================   =====================


Included in intangible fixed asset cost is interest capitalised of (pound)7,429 in 1994. No interest was capitalised in intangible cost in the other periods.

                                                Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

11       Fixed Assets - Intangible (continued)

On February 5, 1996 an estimation of the gas reserves was carried out by Dolan and Associates, Petroleum Consultants:


                                                            Proven BCF

EXL 269 - Elswick                                                   0.2

EXL 288 - Trumfleet                                                 0.4

EXL 289 - Nooks Farm                                                0.4

EXL 290 - Ironville                                                 0.2

EXL 291 - Godley Bridge                                             0.4

EXL 292 and 194 - Bonley                                            0.2

PL 055 - Lingfield                                                    -
                                                          ----------------------

                                                                    1.8
                                                          ----------------------


In July 1997 estimations of gas reserves were carried out by various third party petroleum consultants with the following results:

                                                             Proven BCF

PL234 - Caythorpe                                                    2.7

EXL 269 - Elswick                                                    0.4

EXL 288 - Trumfleet                                                  1.7

EXL 289 - Nooks Farm                                                 0.4

EXL 290 - Ironville                                                  0.2

EXL 291 - Godley Bridge                                              0.4

EXL 292 and 194 - Bonley                                              0.2

PL 055 - Lingfield                                                     -
                                                           ---------------------

                                                                     6.0
                                                           ---------------------


Proven BCF (billion cubic feet) is the amount indicated to be recoverable with a high degree of certainty. The chance that the actual quantity will be equal to or greater than the amount estimated as proven is 80 per cent.

                                                 Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements


12       Fixed Assets - Tangible

                                               Assets in
                             Office             the course                     Plant and
                             Equipment           of                             Equipment                        Total
                                             Construction


Cost

IEU Ltd

         At January 1, 1994    -                      254,851                    290,794                   545,645

         Additions           4,263                    382,543                     38,938                   425,744

         Disposals              -                          -                    (313,984)                 (313,984)
               --------------------    -----------------------   ------------------------    ----------------------

         At December 31, 1994
                             4,263                    637,394                     15,748                   657,405

         Additions             -                       56,343                        -                      56,343
                                               --------------------    -----------------------   ------------------------    ------

         At December 31, 1995
                             4,263                    693,737                     15,748                   713,748

IEH plc

         Additions          55,372                    863,500                        -                     918,872

         Transfers             -                       15,748                   (15,748)                       -

         Market value adjustment
                                -                    (463,084)                        -                   (463,084)

         Disposals              -                      (7,339)                        -                     (7,339)
                  ----------------    -----------------------   ------------------------    ----------------------

         At June 30, 1996   59,635                  1,102,562                        -                   1,162,197

         Additions          55,788                  7,396,701                        -                   7,452,489

         Transfers              -                    (972,059)                    972,059                       -
              --------------------    -----------------------   ------------------------    ----------------------

At June 30, 1997           115,423                  7,527,204                    972,059                 8,614,686
                 =================    =======================   ========================    ======================

Accumulated Depreciation

IEU Ltd

         At January 1, 1994      -                          -                       88,426                    88,426

         Charge for the year   457                        -                       39,217                    39,674

         Disposals               -                          -                    (124,646)                 (124,646)
                             ------    -----------------------   ------------------------    ----------------------

         At December 31, 1994   457                        -                        2,997                     3,454

         Charge for the year    609                        -                        2,249                     2,858
                             -------    -----------------------   ------------------------    ----------------------

         At December 31, 1995 1,066                        -                        5,246                     6,312

IEH plc

         Charge for the period
                              5,681                        -                          -                       5,681

         Disposals                -                          -                      (3,145)                   (3,145)

         Market value adjustment  -                          -                      (2,101)                   (2,101)
                --------------------    -----------------------   ------------------------    ----------------------

         At June 30,1996       6,747                        -                          -                       6,747

         Charge for the year
                              29,885                        -                       74,273                   104,158
                --------------------    -----------------------   ------------------------    ----------------------

         At June 30, 1997     36,632                        -                       74,273                   110,905
                          ==========    =======================   ========================    ======================

Net book value
IEU Ltd

         At January 1, 1994        -                      254,851                    202,368                   457,219
                            ========    =======================   ========================    ======================

         At December 31, 1994
                               3,806                    637,394                     12,751                   653,951
                ====================    =======================   ========================    ======================

         At December 31, 1995  3,197                    693,737                     10,502                   707,436
                              ======    =======================   ========================    ======================

IEH plc
                              ======    =======================   ========================    ======================

         At June 30, 1996     52,888                  1,102,562                        -                   1,155,450
                                               ====================    =======================   ========================    =======
         At June 30, 1997     78,791                  7,527,204                    897,786                 8,503,781
                                               ====================    =======================   ========================    =======

                                                Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

12       Fixed Assets - Tangible (continued)

Interest was capitalised during the year ending December 31, 1994 ((pound)30,667); year ending December 31, 1995 ((pound)5,494); and year ending June 30, 1997 ((pound)33,672). No interest was capitalised in the six month period ending June 30, 1996.

Included in the cost of "Assets in the course of construction" are leased assets totalling (pound)4,383,327 which were acquired in the year ending June 30, 1997. No depreciation was charged on leased assets.

Capital Commitments

The Group has capital commitments of:

                                                          -------------------------------------------    ---------------------------
                                                                     IEH plc consolidated                       IEU Ltd consolidated


                                                                       June 30,June 30,                                 December 31,

                                                                  1997                    1996                   1995           1994
                                                          ---------------------    ------------------    -------------------- ------

Authorised but not contracted                                       5,317,000                  -                       -           -

Contracted but not provided                                              -                   47,920                 450,000       -
                                                          =====================    ==================    ====================    ===


Financing  commitments  have been obtained in order to fund these projects (Note
26).

13       Fixed Assets - Investments

                                                          --------------------------------------------   ---------------------------
                                                                      IEH plc consolidated                     IEU Ltd consolidated

                                                                        June 30        June 30,                   December 31,

                                                                  1997                    1996          1995                    1994
                                                          --------------------    --------------------  ----------   ---------------


Commercial paper                                                       -                   4,300,154        -                 -
                                                          ====================    ====================  =========  ================


Investments were made in commercial paper issued by "blue chip" companies in order to safeguard assets whilst maintaining flexibility yet maximising returns in the six months ended June 30, 1996.

14       Debtors

                                           IEH plc consolidated                             IEU Ltd consolidated


                                               June 30,              June 30,                          December 31,

                                              1997                    1996                    1995                    1994
                                  ----------------------   --------------------    --------------------    --------------------

Trade Debtors (Note 15)                        2,930,964                 80,396                   5,524                  20,550

Security Deposits (Note 15)                    1,110,744                    -                       -                       -

Sundry debtors                                   178,012                    -                       -                     2,398

Other taxation and social securit                183,242                178,634                  35,524                  14,227

Prepayments and accrued income                   477,498                 42,018                  13,640                   3,294
                                  ----------------------   --------------------    --------------------    --------------------

                                               4,880,460                301,048                  54,688                  40,469
                                  ======================   ====================    ====================    ====================


                                                 Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

15       Creditors: Amounts falling due within one year

                                 --------------------------------------------   -----------------------------------------
                                             IEH plc consolidated                                IEU Ltd
                                                                                                            consolidated
                                               June 30,June 30,                               December 31,

                                               1997                   1996                  1995                   1994
                                 ----------------------   -------------------   -------------------    ------------------

Trade creditors                             1,096,051               110,682                55,958                58,988

Trade debtor financing                        648,247                   -                     -                     -

Other taxation and social security             20,584                29,760                   144                   140

Corporation tax                                     -                     -                     -                   9,000

Financing due within one year (Note            313,767                78,539                   -                 586,026
16)

Accruals and deferred income                 1,877,792               158,832                13,234                 1,771
                                ----------------------   -------------------   -------------------    ------------------

                                             3,956,441               377,813                69,336               655,925
                                ======================   ===================   ===================    ==================


IEH plc has trade debtor financing available through a bank facility providing for borrowing 80 per cent of trade debtor balances. At June 30, 1997 the amount outstanding under this facility was (pound)648,247. There were no balances outstanding under this facility in the other periods.

Included in accruals at June 30, 1997 are energy purchase commitments of (pound)1,070,534 which are secured by the Security Deposits (Note 14).

16       Creditors: Amounts falling due after more than one year


                                                                                   Due
                                                                Due             between                        Due after
                                             Total             within                two &                     five years
                                                                 one             five
                                                                 year                         years
IEU Ltd

December 31, 1994

Construction financing                      586,026               586,026                    -                         -
                                     ===============   ===================   ======================    ======================

IEU Ltd



December 31, 1995                                 -                      -                        -                         -
                              ======================   ===================   ======================    ======================

IEH plc

June 30, 1996

Five year loan                                 908,751                78,539                  830,212                       -
                                ======================   ===================   ======================    ======================

IEH plc

June 30, 1997
Five year loan                                 775,198                79,422                  695,776                       -

Seven year finance lease                     4,076,494               234,345                2,327,533                 1,514,616

Unsecured Loan Notes                         1,400,000                   -                        -                   1,400,000
                                   -------------------   -------------------   ----------------------    ----------------------

                                             6,251,692               313,767                3,023,309                 2,914,616
                                    ==================   ===================   ======================    ======================


                                                 Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

16       Creditors: Amounts falling due after more than one year (continued)

The five year loan was executed on June 20, 1996 for US$1,466,455. The loan is repayable over 5 years at an interest rate of 8 per cent. Quarterly payments are US$57,891 (including interest) with a balance of 50 per cent due March 20, 2001. There is an option to refinance at an interest rate of US Prime plus 1 per cent over a further 5 years. This loan is secured by the generation assets located at the Elswick site, near Preston, Lancashire.

The finance lease was executed on June 17, 1997 for financing of (pound)4,383,327 covering five 2,000 KW natural gas generator systems. The lease is payable in 6 monthly payments of (pound)31,423 commencing 23 July 1997 and then 78 monthly payments of (pound)69,734. The primary term of 7 years can be extended for an annual rental of (pound)10,958.

The unsecured Loan Notes were issued by IEH Plc in June 1997. The Loan Notes are repayable in full at December 31, 2002. Interest at 10 per cent is payable quarterly commencing June 30, 1997.

17       Provisions for Liabilities and Changes

Deferred taxation

No provisions have been made for deferred taxation in the periods up to 30, June 1997.

                                    ---------------------------------------------    --------------------------------------------
                                           IEH plc consolidated                             IEU Ltd consolidated

                                                June 30,June 30,                                   December 31,

                                               1997                    1996                    1995                    1994
                             ----------------------   --------------------    --------------------    --------------------

Capital allowances                          464,721                 65,490                    -                      1,282

Other timing differences                     (5,003)                   -                       -                       -

Losses offset                              (459,718)               (65,490)                    -                    (1,282)
                             ----------------------   --------------------    --------------------    --------------------

                                                  -                      -                       -                       -
                              ======================   ====================    ====================    ====================


At  June  30,  1997  the  company  had  accumulated   losses  of   approximately
(pound)5,100,000   to  be  relieved  in  the  future,  of  which   approximately
(pound)1,500,000 have been used to offset the above deferred tax liability.

18       Share Capital

a) Year ended June 30, 1997



Authorised:

20,000,000 ordinary shares of 1p each                                    200,000
                                                           =====================

Issued and fully paid - ordinary shares of 1p
each
As at June 30, 1996                                                      131,248

Issued in the year                                                        18,666
                                                           ---------------------

As at June 30, 1997                                                     149,914
                                                           =====================


In June 1997 1,866,648 ordinary shares of 1p each were issued to private investors.

b) Six months ended June 30, 1996


Authorised:

20,000,000 ordinary shares of 1p each                                    200,000
                                                          =====================

                                                Independent Energy Holdings plc
                             Notes to the Consolidated Financial Statements

18       Share Capital (continued)

IEH plc was incorporated on March 12, 1996 with share capital of 100,000 (pound)1 ordinary shares. On May 21, 1996 the ordinary shares were sub-divided into shares of 1p each and a further 10,000,000 ordinary shares were authorised to increase the share capital to (pound)200,000.


Issued and fully paid

13,124,800 ordinary shares of 1p each                                    131,248
                                                          ======================


2 shares of (pound)1 each (now 200 shares of 1p each) were issued on formation of IEH plc, 8,124,600 shares of 1p each were issued to acquire IEU Ltd, 1,772,524 ordinary shares of 1p each were issued to US private investors, and 3,227,476 ordinary shares of 1p each were issued to investors on The Alternative Investment Market.

c) Year ended December 31, 1995


Authorised

1,000,000 ordinary shares of(pound)1 each                              1,000,000
                                                          ======================


IEU Ltd was incorporated on March 15, 1995, with share capital of 1,000 (pound)1 ordinary shares. On 6 April 1995 the authorised share capital was increased to (pound)1,000,000.


Issued and fully paid

40,623 ordinary shares of(pound)1 each                                  40,623
                                                         ======================


IEU Ltd acquired through a merger, effective April 17, 1995, "IPSCo", Eukan (a subsidiary of "IPSCo) and Elswick. This merger, including the acquisition of a minority interest, resulted in the issue of 21,625 ordinary shares of (pound)1 each for a total consideration of (pound)21,625, allocated as follows;

         Issue of 17,300 ordinary shares of(pound)1 each to acquire the entire ordinary share capital of IPSCo.
         Issue of 4,297 ordinary shares of (pound)1 each to acquire the entire ordinary share capital of Elswick.
         Issue of 28 ordinary shares of (pound)1 each to acquire the 5% minority interest in Eukan Energy Limited, the remaining 95% being owned by IPSCo.



The issue of 21,625 ordinary shares of (pound)1 each were accounted for using merger accounting rules whereby the cost of investment represents the nominal value of shares issued, plus the other purchase consideration at fair value.

In conjunction with the merger, certain loan and trade creditors of Eukan agreed to convert their debt into equity in IEU Ltd which resulted in the issue of 9,689 ordinary shares of (pound)1 each for a total consideration of (pound)636,520.

In September 1995, a share offer resulted in the issue of 9,309 ordinary shares of (pound)1 each for a total consideration of (pound)1,906,621.

                                               Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

18       Share Capital (continued)

d) Year ended December 31, 1995

The share capital represented the combined share capital of Elswick, Eukan and IPSCo.

19       Reserves

As detailed in Note 2 the reporting entity changes from IEU Ltd to IEH plc in the six months ended June 30, 1997. The closing reserves at December 31, 1995 will represent the pre-acquisition reserves on the acquisition of IEU Ltd by IEH plc and hence has been eliminated by acquisition accounting.


                                                      Share                 Capital     Profit and
IEU Ltd                                              premium                 reserve
                                                                                            loss
                                                                                           account

At January 1, 1994                               68,493                   -                   (124,204)



Retained profit for the year                        -                      -                   58,687
                                ----------------------  ---------------------  -----------------------



At December 31, 1994                             68,493                   -                    (65,517)



Share premium arising on conversion of          626,831                   -                        -
debt to equity

Share premium arising on shares issued in     1,897,312                   -                        -
period

Total called up share capital and share
premium accounts

of merger companies                             (68,493)                844,722                     -

Issue of IEU Ltd shares in exchange for
shares in Elswick,

Eukan and IPSCo                                     -                  (21,625)                     -

Elimination of Eukan investment acquired                              (279,151)                  -
from IPSCo

Retained loss for the year                         -                       -                   (59,467)
                                  ----------------------  ---------------------  -----------------------

At December 31, 1995                          2,524,143                543,946                (124,984)
                                  ======================  =====================  =======================



IEH plc

Share premium arising on share exchange
for the acquisition of IEU Ltd                2,066,523                   -                        -

Share premium arising on private US           2,946,858                   -                        -
placement

Share premium arising on the Alternative
Investment Market listing                     1,697,620                   -                        -

Retained loss for the period                          -                      -                  (55,234)   *
                                      ------------------  ---------------------  -----------------------

At June 30, 1996                               6,711,001                   -                    (55,234)



Share premium arising on private                1,333,481                   -                        -
placement

Retained loss for the year                              -                      -              (1,181,593)
                                      --------------------  ---------------------  -----------------------

At June 30, 1997                                 8,044,482                   -                (1,236,827)
                                      ====================  =====================  =======================


* The loss reported in the profit and loss account amounted to (pound)888,276 of which (pound)833,042 is prior to the IEH plc acquisition of IEU Ltd. Total losses excluded from the consolidated balance sheet resulting from the acquisition accounting treatment amounts to (pound)958,026.

                                                Independent Energy Holdings plc
                                Notes to the Consolidated Financial Statements

20       Reconciliation of movements in shareholders' funds

                                      -----------------------------------------------    ------------------------------------------
                                               IEH plc consolidated                                    IEU Ltd
                                                                                                                   consolidated
                                                   June 30,June 30,                                   December 31,

                                                 1997                     1996                     1995                   1994
                               ----------------------   ----------------------    ---------------------   ------------------


(Loss) on ordinary activities accounted
for through acquisition accounting                  -                    833,042                      -                    -

New share capital subscribed (net of                -                        -                  1,928,246                  -
issue costs)
Conversion of debt to equity                        -                        -                    636,520                  -

Elimination of Eukan investment acquired
from IPSCo                                          -                        -                    279,151                  -

IPSCo share warrants                                -                        -                     32,101                  -

Issue of IEU Ltd shares in exchange for
shares in Elswick, Eukan and IPSCo                  -                        -                  (300,776)                  -

Issue of IEH plc shares in exchange for             -                  2,147,770                      -                    -
IEU Ltd                                                                                  0

New share capital subscribed for by private
US placement                                        -                  2,964,584                       -                    -

New share capital subscribed for by
listing on the Alternative Investment Market        -                  1,729,895                      -                    -

New share capital subscribed for by private
placement                                   1,352,147                     -                         -                    -
                               ----------------------   ----------------------    ---------------------   ------------------

Other (losses)/gains                        1,352,147                7,675,291                2,575,242                  -

Profit/(loss) on ordinary activities after (1,181,593)                (888,276)                 (59,467)               58,687
tax
Shareholders' funds at beginning of         6,787,015                     -      *              467,953              409,266
period                         ----------------------   ----------------------    ---------------------   ------------------

Shareholders' funds at end of period        6,957,569                6,787,015                2,983,728              467,953
                               ======================   ======================    =====================   ==================


* There are no opening shareholders funds as IEH plc was incorporated in this period.

                                                Independent Energy Holdings plc
                                Notes to the Consolidated Financial Statements

21       Share Option Plan and Share Warrants

IEH plc has a share option plan which provides for grants of options to acquire the Company's shares to its key employees. Under the share option plan the total number of ordinary share options that may be granted is 2,778,400 ordinary shares of 1p each.

IEU Ltd established a share option plan in April 1995. The options granted under this plan were surrendered on May 31, 1996 when the company became a wholly owned subsidiary of IEH plc. IEH plc granted fresh options in their unapproved option scheme on the basis of 200 ordinary shares of 1p each for every (pound)1 ordinary share in IEU Ltd.

A summary of the share options granted and the changes during the periods is presented below. The share options granted include 250,000 share options in aggregate in IEH plc to the company's nominated broker and financial advisor granted on May 31, 1996.


                                   Weighted
                                   Average                      Number of
                                   Exercise                shares
                                      Price

IEU Ltd

At December 31, 1994                     -                            -
Granted - April 1995         (pound)117.61                        6,042

                                                       ------------------------

At December 31, 1995         (pound)117.61                         6,042

Granted - May 1996           (pound)200.00                         7,850

                                                       ------------------------


                               (pound)164.17                        13,892

Surrendered May 31, 1996                 -                         (13,892)

                                                        ------------------------

                                         -

                                                        ========================

IEH plc

Granted May 31, 1996                     82p                     2,778,400

                                                        ------------------------



At June 30, 1996 and June 30, 1997       82p                     2,778,400

                                                   ========================


The following table summarises information regarding share options at June 30, 1997:


                                  Number             Weighted            Number
                                  Outstanding        average         exercisable
                                  at June         remaining            at June
Exercise Price                   30, 1997          contract life        30, 1997
--------------                   ----             --------                  ----




1p                               295,200               3.5               295,200

31.25p                           253,200               3.5               253,200

50p                               60,000               3.5                60,000

100p                           2,170,000               4.42              950,000
                       ------------------                    -------------------

                               2,778,400               4.22            1,558,400
                  =======================                   ====================

                                                Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements

21       Share Option Plan and Share Warrants (continued)

The option price range at each period end was as follows:-


            December 31, 1994                                          -

            December 31, 1995                              (pound)1 to(pound)200

            June 30, 1996                                             1p to 100p

            June 30, 1997                                             1p to 100p



No share options have been exercised or expired during the above periods.

Details of the directors' options which are included in the above figures are shown in note 5 to the financial statements.

Stock Warrants

On June 30, 1997 stock warrants for 140,000 ordinary shares were granted in association with the issue of Loan Notes of (pound)1,400,000; the warrants are exercisable at a price of 75p at anytime until expiry on March 31, 2002.

22       Employee Bonus Plan

IEH plc operate a Bonus Pool, which is administered by the Remuneration Committee, has been initially set as an amount equal to:

(i) 10 per cent of pre-tax net profit for the years ended June 30, 1996, 1997 and 1998; (ii) 10 per cent of pre-tax net profit in excess of a return on the Company's equity of 25 per cent, in subsequent years. No bonuses have been paid in the periods ended June 30, 1997.

23       Group Undertakings

Principal Operating Subsidiary at June 30, 1997 is:

                                   Country
Name                              of                       Percentage
                                 Incorporation             Shareholdings

                         ---------------------    ------------------------------

Independent Energy UK Limited          England             Ordinary shares 100%



In addition, other subsidiary companies (presently dormant) are as follows:


                                      Country
Name                                    of                       Percentage
                                     Incorporation               Shareholdings

                        ----------------------------
1 E(Caythorpe) Limited             England             Ordinary shares 100%

Independent Energy Generation      England             Ordinary shares 100%
Limited

Independent Energy Services         England             Ordinary shares 100%
Limited

Independent Energy Limited          England             Ordinary shares 100%

Independent Energy Resources        England             Ordinary shares 100%
Limited

                                                Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

24       Obligations under operating leases

The Group has operating lease rental commitments for agreements that expire between two and five years, for which:


                                                                  IEH plc
                           IEH plc                                  Pro
                          consolidated                            Forma
                                                                 consolidated
                            June 30,                          June 30,
                                1997                            1996
                 ----------------------                 -----------------------

Amount due within 1 year
 - Land & buildings            54,542                                  31,331

 - Other                       50,642                                     -



There were no operating lease rental commitments for the year ended December 31, 1994 and 1995

25       Financial instruments

IEH plc enters into Contracts for Differences (CFDs) in order to hedge the price risk inherent in Pool trading. CFDs are agreements between IEH plc, as a purchaser of electricity through the Pool, and generators and traders. As at June 30, 1997 the future volumes so contracted reflect market prices.

26       Subsequent events

On September 5, 1997 IEH plc concluded financial facilities with its principal bankers, the Barclays Group. The Group is providing a combination of facilities to match the financial needs of the Company with a commitment to grow as the business grows. The initial facility is for (pound)12,500,000.

In accordance with the authority of IEH plc to allot shares for cash, the Company has issued 2,631,579 ordinary shares at 95p per share to raise (pound)2,500,000 before expenses. These shares were admitted to the Alternative Investment Market of the London Stock Exchange and dealings commenced on September 11, 1997.

Because insufficient uncommitted share capital was available to complete this fund raising, Mr Burt Keenan, Chairman and Chief Executive, has cancelled his option to subscribe for 600,000 ordinary shares at 100p per share. At the Annual General Meeting, held on October 21, 1997, resolutions were passed by
shareholders   to  increase  the  authorised   share  capital  of  the  Company.
Subsequently, share options were issued to Mr Burt Keenan for 600,000 ordinary shares at 100p per share exercisable between October 21, 1997 to April 28, 2003.

                                                Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements

27                Analysis of changes in net debt

                                                     At                                                           At end
                                                    beginning              Cash          Other                    of period
                                                                        flows           charges
                                                     of
                                                    period

IEU Ltd

Year ended  December 31, 1994

Cash at bank and in hand                          36,794                   51,507                       -                   88,301

Debt due within one year                                -                (286,026)                  (300,000)             (586,026)

Debt due after more than one                    (333,852)                   33,852                    300,000                    -
year
                                    ---------------------    ---------------------    -----------------------   --------------------

                                                 (297,058)                (200,667)                       -               (497,725)
                                     =====================    =====================    =======================   ===================

IEU Ltd

Year ended December 31, 1995

Cash at bank and in hand                            88,301                1,544,882                       -              1,633,183

Debt due within one year                          (586,026)                 (50,494)                    636,520                  -
                                      ---------------------    ---------------------    -----------------------   ----------------

                                                  (497,725)                1,494,388                    636,520          1,633,183
                                      =====================    =====================    =======================   ==================

IEH plc pro forma

Six months ended  June 30, 1996
Cash at bank and in hand                          1,633,183                (291,979)                       -             1,341,204

Debt due within one year                                  -                      37,349                  (115,888)         (78,539)

Debt due after more than one                              -                   (946,100)                    115,888        (830,212)
year

Current asset investment                                  -                   4,300,154                       -          4,300,154
                                       ---------------------    ---------------------    -----------------------   -----------------

                                                   1,633,183                3,099,424                       -             4,732,607
                                        =====================    =====================    =======================   ================

IEH plc

Year ended June 30, 1997
Cash at bank and in hand                           1,341,204                  581,801                       -             1,923,005

Debt due within one year                             (78,539)                    (883)                       -             (79,422)


Debt due after more than one                        (830,212)              (1,226,029)                   (39,535)       (2,095,776)
year

Finance leases                                             -                     306,833                (4,383,327)     (4,076,494)

Current asset investment                            4,300,154              (4,300,154)                       -                 -
                                        ---------------------    ---------------------    -----------------------   ---------------

                                                    4,732,607              (4,638,432)                (4,422,862)       (4,328,687)
                                         =====================    =====================    =======================   ===============


                                               Independent Energy Holdings plc
                              Notes to the Consolidated Financial Statements

28                Reconciliation of net cash flows to movement in net debt

IEU Ltd

Year ended  December 31, 1994

Increase in cash in the period                           51,507

Cash inflow from increase in debt and lease financing  (252,174)
                                           ---------------------
Movement in net debt                                                  (200,667)



Net debt at December 31, 1993                                         (297,058)
                                                         ----------------------
Net debt at December 31, 1994                                         (497,725)
                                                          ======================



IEU Ltd

Year ended  December 31, 1995

Increase in cash in the period                          1,544,882

Cash inflow from increase in debt and lease financing     (50,494)

Debt capitalised as shares                                636,520
                                             ---------------------

Movement in net debt                                                 2,130,908


Net debt at December 31, 1994                                         (497,725)
                                                         ----------------------

Net debt at December 31, 1995                                        1,633,183
                                                          ======================


IEH plc pro forma

Six months ended  June 30, 1996
Decrease in cash in the period                          (291,979)

Cash inflow from increase in debt and lease financing   (908,751)

Cash outflow from increase in liquid resources         4,300,154
                                              ------------------

Movement in net debt                                                 3,099,424

Net debt at December  31, 1995                                       1,633,183
                                                                    -----------


Net debt at June 30, 1996                                            4,732,607
                                                                  =============

IEH plc

Year ended June 30, 1997

Increase in cash in the period                           581,801

Cash inflow from increase in debt and lease financing   (920,079)

Cash inflow from decrease in liquid resources         (4,300,154)

New finance leases                                    (4,422,862)
                                                     -----------

Movement in net debt                                                (9,061,294)


Net debt at June 30, 1996                                             4,732,607
                                                                   -------------
Net debt at June 30, 1997                                            (4,328,687)
                                                                   =============

                                                Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements

29                Major non-cash transactions

Detailed below are the major non-cash transactions.

Year ended December 31, 1994
There were no major non-cash transactions in this year, other than reported elsewhere within this document.

Year ended December 31, 1995
There were no major non-cash transactions in this year, other than reported elsewhere within this document.


Six months ended June 30, 1996
During the period the Group entered into finance lease arrangements in respect of assets with a total capital value at the inception of the leases of (pound)863,500.

Year ended June 30, 1997
During the year the Group entered into finance lease  arrangements in respect of
assets  with  a  total   capital  value  at  the  inception  of  the  leases  of
(pound)4,383,327.

                                                Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements

30 Summary of Differences Between UK and US Generally Accepted Accounting Principles (GAAP)

Financial statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom. Such principles differ in certain respects from US GAAP. A summary of the most significant differences applicable to the Group is set out below.

Accounting estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure in conformity with generally accepted accounting principles of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reported period. Accounting estimates have been employed in these financial statements to determine reported amounts, including realisability, useful lives of assets and income taxes. Actual results could differ from those estimates.

The principal differences between UK GAAP and US GAAP are disclosed below:

a)                Statement of Operation Differences



                                                      IEH plc consolidated            IEU Ltd consolidated

                                                             Year ended       Pro forma
                                                                              Six months
                                                              June 30,          ended June 30,Year ended December 31,
                                                Note           1997            1996             1995              1994
(Loss) /Income on ordinary activities
 after taxation                                              (1,181,593)     (888,276)         (59,467)            58,687


US GAAP Adjustments:
Stock based compensation -
Employee Share Option Scheme                     (i)           (188,095)     (110,715)               -                   -
Total US GAAP adjustments                                      (188,095)     (110,715)               -                   -
Deferred income taxes                            (ii)                 -             -                -                   -
Net effect of US GAAP adjustments                              (188,095)     (110,715)               -                   -
Net (loss)/ income under US GAAP                             (1,369,688)     (998,991)         (59,467)             58,687

Net (loss)/ income per ordinary share
under US GAAP (Diluted)                                            (8.6)p        (8.5)p         (149.9)p              187.4p
Net (loss)/ income per ordinary share
under US GAAP (Undiluted)                                         (10.4)p        (11.1)p         (176.8)p             187.4p


                                                Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements
30   Summary of Differences Between UK and US Generally Accepted Accounting
Principles
                (GAAP) (Continued)

b)                Equity Reconciliation

                                     -------------------------------------------   --------------------------------------------
                                           IEH plc consolidated                           IEU Ltd consolidated
                                                  June 30,           June 30,                                 December 31,

                           Note                     1997                   1996                   1995                     1994
                          ----------------   --------------------   --------------------   --------------------       --------------
Equity under UK GAAP                                  6,957,569              6,787,015              2,983,728              467,953

Stock based deferred              (i)                  (298,810)              (110,715)                   -                      -
compensations

Deferred income taxes             (ii)                       -                      -                      -                     -
                           ---------------   --------------------   --------------------       -----------------

Net effect of US GAAP                                   (298,810)              (110,715)                   -                     -
adjustments
                           ---------------   --------------------   --------------------       -----------------

Equity under US GAAP                                    6,658,759              6,676,300              2,983,728             467,953

                                             ====================   ====================   ====================       ==============


(i)               Employee Share Option Scheme

Under UK GAAP no recognition is provided for the compensation cost under Employee Share Option Schemes. Under US GAAP, compensation for services that are received as consideration for shares issued through the Employee Share Option Scheme are recognised as the difference between the quoted market price of the stock at the measurement date less the amount the employee is required to pay (option exercise price). Compensation costs, as determined above, are charged to expense over the vesting period.

The vesting period has been assumed to be the period from the date of grant of the share option to the date the option first becomes exercisable.

The quoted market price of the stock for the periods ended June 1997 and June 1996 has been taken from the UK's Alternative Investment Market as at May 31, 1996 being the date that dealings in the shares commenced.

The compensation expense for the year ended December 31, 1995 was calculated using a net asset valuation of IEU Ltd as there was no market value as IEU Ltd was not listed on a recognised stock exchange and losses were being made.

The company applies APB Opinion No.25 and related interpretations in accounting for its stock option plans. Had compensation expenses been determined as provided in SFAS 123 for stock options using the Black-Sholes option pricing model, the pro forma effect would have been:

                                  --------------------------------------------
                                            IEH plc consolidated
                                                  June 30,
                                         1997                       1996
                              ----------------------     -----------------------
Net loss applicable to ordinary shares - (1,369,688)                   (998,991)
as reported

Net loss applicable to ordinary shares - (1,497,671)                 (1,395,669)
pro forma

Diluted net loss per ordinary share - as       (8.6)                       (8.5)
reported

Undiluted net loss per ordinary share -       (10.4)                      (11.1)
as reported

Diluted net loss per ordinary share -          (9.4)                      (11.9)
pro forma

Undiluted net loss per ordinary share -       (11.4)                      (15.5)
pro forma

                                                Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements


30   Summary of Differences Between UK and US Generally Accepted Accounting
Principles                 (GAAP) (Continued)

(i)               Employee Share Option Scheme (Continued)

The fair value of each option grant is calculated using the following weighted average assumptions

                                                      --------------------------
                                                                 Six months
                                                                    ended

                                                                     June 30,
                                                                    1996
                                                           ---------------------

             Expected life (years)                                        3.42

             Interest rate                                                6.00%

             Volatility                                                  10.58%

             Dividend yield                                               0.00%



No options have been issued in the year ended June 30, 1997.

ii)               Deferred Taxation

Under UK GAAP provision is made for deferred tax under the liability method where in the opinion of the directors it is probable that a tax liability will become payable within the foreseeable future. This means the full potential liability is not necessarily provided. Additionally, deferred tax assets should be recognised only when they are expected to be recoverable within the foreseeable future without replacement by equivalent debit balances.

Under US GAAP deferred tax is provided in full on the liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance reduces deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realised.

The Group has significant losses amounting to approximately (pound)5,100,000 at 30 June 1997, available to relieve future tax on profits.

In recording these net tax deferred assets, FAS 109 requires the Group to determine whether it is "more likely than not" that the Group will realise such benefits and that all negative and positive evidence be considered (with more weight given to evidence that is "objective and verifiable") in making the determination. FAS 109 indicates that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years".

FAS 109 requires recognition of future tax benefits as deferred tax assets, subject to a valuation allowance based on the likelihood of realising such benefits. Even though management believes the Group will be profitable in the future, due to the risks associated with the timing of generation facilitates becoming operational and the history of loss making, management believe that it would be prudent to make a valuation allowance to offset the net deferred tax assets

                                                 Independent Energy Holdings plc
                                Notes to the Consolidated Financial Statements

30        Summary of Differences Between UK and US Generally Accepted Accounting
Principles                 (GAAP) (Continued)

(iii)             Negative goodwill

A capital reserve arose on the transfer of assets from Elswick, Eukan and IPSCo to IEU Ltd. Upon the subsequent acquisition of IEU Ltd by IEH plc, this reserve became part of the pre-acquisition reserves and was accounted for using acquisition accounting.

Under the US GAAP, negative goodwill is required to be amortised to the profit and loss account over its life. This will not be required due to the subsequent acquisition of IEU Ltd by IEH plc.

(iv)              Net (Loss)/Income per share

IEH plc

Net (loss) per share in 1997 has been computed based upon US GAAP net (loss) and weighted average ordinary shares of 13,129,914 (1996 - 8,981,076). Fully diluted loss per share in 1997 has been computed based upon US GAAP net loss and weighted average diluted shares of 15,908,698 (1996 - 11,759,442).

IEU Ltd

Net  (loss)/income  per share in 1995 has been  computed  based upon US GAAP net
(loss)/income and weighted average ordinary shares of 33,641 (1994 - 31,314). Fully diluted loss per share in 1995 has been computed based upon US GAAP net loss and weighted average diluted shares of 39,683 (1994 - not applicable).

(v)               US GAAP Equity Roll Forward

Shareholders equity roll forward in accordance with US GAAP:

                                                  --------------------------------   ------------------------------------------
                                                      IEH plc consolidated                                          IEU Ltd
                                                                                                                  consolidated
                                                      June 30,                  June 30,              December 31,
                                   No                   1997                      1996                     1995                1994
                                   te
                                 ------------  ----------------------    -----------------------   --------------------- -----------

Balance at beginning of period                       6,676,300                  2,983,728                 467,953            409,266

Other (losses) /gains               20               1,352,147                  7,675,291               2,575,242                  -

Net (loss) / income                                 (1,369,688)                  (998,991)                (59,467)            58,687

IEU Ltd Shareholders equity at
December 31,
1995 accounted for through                                  -                  (2,983,728)                     -                   -
acquisition in IEH Plc                   ----------------------    -----------------------   ---------------------  ----------------

Balance at end of period                             6,658,759                  6,676,300               2,983,728            467,953
                                         ======================    =======================   =====================  ================


                                                 Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements


31                Additional US GAAP Disclosure Requirements

(a)               Cash Flow Information

The consolidated cash flow statements prepared in conformity with UK GAAP are set out on page 3. The principal differences between these statements and cash flow statements prepared under US GAAP are as follows:-

(i) Under UK GAAP, net cash flow from operating activities is determined before considering cash flows from returns on investments and servicing of finance and taxes paid. Under US GAAP, net cash flow from operating activities is determined after these items.

A summary of the Group's operating, investing and financial activities classified in accordance with US GAAP is presented below. For purposes of this summary, cash and cash equivalents consist of cash and deposits with banks.

                               ---------------------------------------------------    ----------------------------------------------
                                           IEH plc consolidated                                   IEU Ltd consolidated
                                                               Pro forma
                                        Year                     Six months
                                       ended
                                    June 30,                        ended Jun                       Year ended December
                                                                        30,                                31,
                                      1997                        1996                        1995                       1994
                             -----------------------    ------------------------    -----------------------    -------------------


Cash (used in) operating                (2,270,614)                   (442,757)                   (71,391)                  (33,817)
activities

Cash (used in)/provided by

financing activities                      2,311,761                   4,657,131                  1,989,216                   252,174

Cash (used in)/ provided by

investing activities                        540,654                 (4,506,353)                  (372,943)                 (166,850)
                            -----------------------    ------------------------    -----------------------    ----------------------

Net increase/(decrease) in cash

and deposits with banks                     581,801                   (291,979)                  1,544,882                    51,507
Balance at beginning of period            1,341,204                   1,633,183                     88,301                    36,794
                            -----------------------    ------------------------    -----------------------    ----------------------

Balance at end of period                  1,923,005                   1,341,204                  1,633,183                    88,301
                            =======================    ========================    =======================    ======================


The effect of exchange rate change on cash balances held in foreign currencies during the period ended June 30, 1997 and 1996 and December 31, 1995 and 1994 amounted to (pound)39,027,(pound)(10,142), (pound)(2,143) and nil respectively.

                                                 Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

31                Additional US GAAP Disclosure Requirements (Continued)

b)                Deferred Taxation

                                   -----------------------------------------------    -------------------------------------------
                                                  IEH plc consolidated                             IEU Ltd consolidated

                                               June 30,          June 30,                     December 31,
                                              1997                     1996                     1995                   1994
                                 -----------------------   ---------------------    --------------------   --------------------

Deferred tax liability

Non current

Fixed asset                                      559,839                  65,490                    -                     1,282

Current

Other                                              5,003                    -                       -                      -
                                 -----------------------   ---------------------    --------------------   --------------------

Total deferred tax liabilities                   564,842                  65,490                    -                     1,282
                                 -----------------------   ---------------------    --------------------   --------------------



Deferred tax assets

Non current

Fixed asset                                             -                       -                      1,045                   -

Current
Losses                                           1,590,849                 516,834                 231,680                117,460
                                   -----------------------   ---------------------    --------------------   --------------------

Total deferred tax assets                        1,590,849                 516,834                 232,725                117,460
                                   -----------------------   ---------------------    --------------------   --------------------



Valuation allowance                              (1,026,007)               (451,344)               (232,725)              (116,178)
                                    -----------------------   ---------------------    --------------------   --------------------



Net deferred tax asset                                   -                       -                       -                      -

Provided under UK GAAP                                   -                       -                       -                      -
                                    -----------------------   ---------------------    --------------------   --------------------
US GAAP adjustment asset                                 -                       -                       -                      -
                                    =======================   =====================    ====================   ====================


c)       Other disclosures

Total liabilities, stockholders' equity and total assets were as follows:


             December 31, 1994                                        1,123,878

             December 31, 1995                                        3,053,064

             June 30, 1996                                            7,995,040

             June 30, 1997                                           16,851,935

                                                 Independent Energy Holdings plc
                                 Notes to the Consolidated Financial Statements

31                Additional US GAAP Disclosure Requirements (Continued)

c)                Other disclosures (continued)

Total assets prepared in accordance with US GAAP were as follows:


             December 31, 1994                                         1,123,878

             December 31, 1995                                         3,143,144

             June 30, 1996                                             8,333,378

             June 30, 1997                                            17,226,966



Long term liabilities prepared in accordance with US GAAP were as follows:


             December 31, 1994                                                -

             December 31, 1995                                            90,080

             June 30, 1996                                             1,279,265

             June 30, 1997                                             6,611,766



d)       Commitments Under Operating Leases

The Group's commitments under operating leases as at June 30, 1997 are as follows:

         Operating leases which expire:-


             1998                                             103,801

             1999                                              77,049

             2000                                              61,992

             2001                                              58,892

             2002                                              50,580
                                                    -------------------

                                                              352,314
                                                    ===================


Included in the above are subleases of (pound)5,250 for the years ending June 30, 1998 to June 30, 2001 inclusive and (pound)3,938 for the year ended June 30, 2002.



e)                Financial Instruments

Disclosure of estimated fair value of financial instruments is based on the requirements of Statements of Financial Accounting Standards No 105, 107 and 119.

Cash, trade debtors , trade creditors and short term borrowings

The carrying amounts of these items approximate fair value.

                                                 Independent Energy Holdings plc
                                  Notes to the Consolidated Financial Statements

31                Additional US GAAP Disclosure Requirements (Continued)

f)                Reconciliation of tax charge to statutory rate on losses (continued)

                                    -------------------------------------------------    -------------------------
                                                                                         IEU Ltd
                                              IEH plc consolidated                     consolidated

                                               June 30,           June 30,                   December
                                                                                                    31,

                                                 1997                      1996                       1995
                               -----------------------    ----------------------    -------------------------

(Loss) per the financial statements        (1,181,593)                 (888,276)                     (65,043)
                               =======================    ======================    =========================



Expected tax (credit) charge at the           (366,294)                 (293,131)                     (21,464)
statutory rate

Increase in deferred tax liability              394,228                    65,490                        2,327

Actual tax charge on continuing                       -                         -
 activities
                                    --------------------    ----------------------    -------------------------

Difference to reconcile                         (760,522)                 (358,621)                     (23,791)
                                      ===================    ======================    =========================



Deferred tax asset not recognised               (958,203)                 (285,450)                    (128,269)

Intangible asset tax allowances                  212,411                    79,011                      104,478

Inadmissible expenditure                         (14,730)                      (58)                          -

Capital loss not included as a                         -                   (152,124)                          -
deferred tax asset
                                     --------------------    ----------------------    -------------------------

                                                 (760,522)                 (358,621)                     (23,791)
                                   =======================    ======================    =========================


A reconciliation has not been provided for the years ended December 31, 1994 as all operations have subsequently been discontinued.

The company has accumulated losses to be carried forward and relieved in the future at the following period ends of:-


            June 30, 1997                                              5,100,000

            June 30, 1996                                                750,000

            December 31, 1995                                            149,000

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